Form 10-K, Exhibit 13
period 2003-12-31
LONG ISLAND FINANCIAL CORP
filed 2004-03-12
CIK 1070517

EXHIBIT 13 PORTIONS OF THE 2003 ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Data

The following tables set forth selected financial data for the last five years.

                                                              At or for the years ended December 31,
                                                ------------------------------------------------------------------
                                                2003           2002            2001           2000            1999
                                                ------------------------------------------------------------------
                                                             (Dollars in thousands, except share data)

Selected Operating Data:

Interest income                             $  24,014      $   23,327    $    22,945     $   20,996       $   18,410
Interest expense                                9,092           9,903         12,039         11,401            9,482
Net interest income                            14,922          13,424         10,906          9,595            8,928
Provision for loan losses                          60             270            150            150              600
Other operating income                          4,418           3,254          2,139          1,566            1,706
Other operating expenses                       14,076          12,084          9,910          8,377            7,581
Income before income taxes                      5,204           4,324          2,985          2,634            2,453
Income taxes                                    1,876           1,487          1,023            880              847
     Net income                             $   3,328      $    2,837    $     1,962     $    1,754       $    1,606
                                            ---------      ----------    -----------     ----------       ----------

     Basic earnings per share               $    2.26      $     1.96    $      1.35     $     1.10       $      .92
                                            ---------      ----------    -----------     ----------       ----------
     Diluted earnings per share             $    2.16      $     1.90    $      1.33     $     1.10       $      .92
                                            ---------      ----------    -----------     ----------       ----------
                                            ------------------------------------------------------------------------
Selected Financial Condition Data:
Total assets                                $  524,671     $  492,183    $   438,622     $  333,166       $  331,054
Loans, net                                     223,838        214,196        175,297        134,142          118,817
Allowance for loan losses                        2,290          2,346          2,028          1,872            1,475
Securities                                     232,491        235,639        217,282        169,422          170,149
Deposits                                       425,443        400,534        345,917        273,189          269,740
Borrowed funds                                  61,000         55,000         59,500         29,000           39,500
Subordinated debentures                          7,732          7,732          7,732          7,732                -
Stockholders' equity                            26,418         25,573         21,127         19,261           18,343
Book value per share                        $    17.75     $    17.68    $     14.67     $    13.02       $    11.14
Stockholders' equity (1)                        27,146         23,746         21,354         20,428           21,327
Book value per share (1)                    $    18.24     $    16.42    $     14.83     $    13.81       $    12.95
Shares outstanding                           1,488,311      1,446,226      1,439,926      1,479,426        1,646,326
                                            ------------------------------------------------------------------------
Average Balance Sheet Data:
Total assets                                $  476,472     $  409,187    $   346,217     $  294,116       $  273,736
Loans, net                                     218,614        193,194        155,303        131,165          104,512
Securities                                     214,817        176,306        155,833        145,291          145,881
Demand deposits                                 90,793         70,198         51,487         40,842           33,791
Savings deposits                                92,565         63,231         39,221         31,507           22,747
NOW and money market deposits                   77,500         58,448         49,431         43,865           49,413
Certificates of deposit                        105,808        125,129        129,246        106,079          103,596
Borrowed funds                                  72,922         57,214         44,249         47,451           40,657
Subordinated debentures                          7,732          7,732          7,732          2,451                -
Stockholders' equity                        $   25,729     $   23,409    $    20,689     $   18,138        $  20,470




Selected Financial Data (cont'd)

                                                             At or for the years ended December 31,
                                               ----------------------------------------------------------------
                                               2003           2002           2001           2000           1999
                                               ----------------------------------------------------------------
                                                                     (Dollars in thousands)
Performance Ratios:
Return on average assets                        .70  %         .69  %         .57  %         .60  %         .59  %
Return on average equity                      12.93          12.12           9.48           9.67           7.85
Average equity to average assets               5.40           5.72           5.98           6.17           7.48
Equity to total assets at end of year          5.04           5.20           4.82           5.78           5.54
Interest rate spread (2)                       2.91           3.03           2.65           2.63           2.81
Net interest margin (3)                        3.39           3.57           3.38           3.46           3.50
Ratio of average interest-earning assets to
     average interest-bearing liabilities      1.23           1.21           1.20           1.17           1.19
Non-interest expense to average assets         2.95           2.95           2.86           2.85           2.77
Efficiency ratio (4)                          72.78          72.45          75.97          75.06          71.29
Dividend payout ratio                         18.58          18.88          24.44          29.09          34.78



Asset Quality Ratios and Other Data:
Total non-performing loans                  $     0        $   307       $    178        $   416        $   179
Allowance for loan losses                     2,290          2,346          2,028          1,872          1,475
Non-performing loans as a percent of
     total loans (5) (6)                        .00  %         .14  %         .10  %         .31  %         .15 %
Non-performing loans as a percent of
     total assets (5)                           .00            .06            .04            .12            .05
Allowance for loan losses as a percent of:
     Non-performing loans (5)                   .00         764.17       1,139.33         450.00        824.02
     Total loans (6)                           1.01  %        1.08  %        1.14  %        1.38  %       1.23  %
Full service offices                             12             11              8              6            6
-----------------------------------------------------------------------------------------------------------------

(1)  Excludes the unrealized appreciation (depreciation) in available-for-sale securities.
(2)  Interest rate spread represents the difference between the yield on  interest-earning  assets and the cost of  interest-bearing liabilities.
(3)  The net interest margin represents net interest income divided by average interest-earning assets.
(4)  The efficiency ratio  represents the ratio of operating  expenses divided by the sum of net interest income and other operating income.
(5)  Non-performing  loans consist of all non-accrual loans and all other loans 90 days or more past due. It is the Company's policy to generally cease accruing interest on all loans 90 days or more past due.
(6)  Loans include loans, net of unearned income and deferred fees.

                                       2



           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

Statements contained in this Annual Report, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Amounts herein could vary as a result of market and other factors. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by Long Island Financial Corp. (the "Company") with the Securities Exchange Commission from time to time. Such forward-looking statements may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in: interest rates; general economic conditions; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the loan or investment portfolios; demand for loan products; deposit flows; real estate values; the level of defaults; losses and prepayments on loans held by the Company in portfolio or sold in the secondary markets; demand for financial services in the Company's market area; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, products and services. The forward-looking statements are made as of the date of this Annual Report, and, except as required by applicable law, the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. Those risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report.


GENERAL OVERVIEW

Long Island Financial Corp. ("the Company") is a registered financial holding company, organized in 1999, and the parent company of Long Island Commercial Bank ("the Bank"). The Bank, which began operations in January, 1990, is a New York state-chartered commercial bank, which is engaged in commercial and consumer banking in Islandia, New York and the surrounding communities in Suffolk and Nassau counties and in Kings County. In addition to providing commercial and consumer banking services to its clients, the Company offers financial planning and insurance services through separate subsidiaries of the Company. The array of products and services offered by the Company allow it to generate multiple relationships with existing clients, attract new clients, and operate as a competitive provider of financial products and services in the markets it serves.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses and other operating income. The Company's other operating expense consists principally of salaries and employee benefits, occupancy, premises and equipment expense, and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and action of regulatory authorities.

The Company originates residential real estate loans primarily in its market area. Currently, the Company sells the residential real estate loans it originates together with the servicing rights to those loans on a non-recourse basis to institutional investors. The Company limits its exposure to interest rate fluctuations and credit risk on those loans by obtaining, at the point of origination, a commitment from an institutional investor to purchase that loan from the Company. Further, by selling the servicing rights to the loans, the Company avoids the associated risks and expenses of managing and servicing a loan portfolio. Income is generated from the premiums received on the sale of loans with servicing rights and on the fees charged and interest earned during the period the Company holds the loans for sale.

MANAGEMENT STRATEGY

The Company offers a broad range of commercial and consumer banking services, including loans to and deposit accounts for small and medium-sized businesses, professionals, high net worth individuals and consumers. The Bank is an independent local bank, emphasizing personal attention and responsiveness to the needs of its customers. The Company continues to implement an aggressive expansion plan. The key components of that plan are to (i) expand the Company's network of branch offices into existing and new markets, (ii) originate commercial loans and commercial real estate loans, (iii) develop strong customer relationships that generate multiple services for individual customers and repeat business, (iv) continue to add high quality employees and (v) leverage capital with increased deposits from branch expansion and borrowed funds.

The establishment of the financial holding company structure in 1999 provides greater operating flexibility by allowing the Company to conduct a broader range of business activities and permits the Board of Directors of the Company to determine whether to conduct such activities at the Bank or in separate subsidiaries of the Company. This structure permits expansion into a broader range of financial services and other business activities that are not currently permitted to the Bank as a New York state-chartered commercial bank. Such activities include, among others, operating non-bank depository institutions or securities brokerage and management consulting activities. The Company continually evaluates opportunities that would enhance the products and services offered.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company identifies accounting policies and estimates critical to the Company's operations and understanding of the Company's results of operations. Certain accounting policies and estimates are considered to be important to the portrayal of the Company's financial condition, since they require management to make complex or subjective judgments, some of which may relate to matters that are inherently uncertain.

ALLOWANCE FOR LOAN LOSSES

The Company has determined that the methodology used in determining the level of its allowance for loan losses is critical in the presentation and understanding of the Company's consolidated financial statements. The allowance for loan losses represents management's estimate of probable losses inherent in the portfolio. The evaluation process for making provisions for loan losses is subject to numerous estimates and judgments. Changes in these estimates could have a direct impact on the provision for loan losses and could result in a change in the allowance. While management uses available information to determine losses on loans, future additions to the allowance may be necessary based on, among other things, unanticipated changes in economic conditions, particularly in Suffolk and Nassau counties.

In evaluating the portfolio, management takes into consideration numerous factors such as the Company's loan growth, prior loss experience, present and potential risks of the loan portfolio, risk ratings assigned by lending personnel, ratings assigned by the independent loan review function, the present financial condition of the borrowers, current economic conditions, and other portfolio risk characteristics. The Company's formalized process for assessing the adequacy of the allowance for loan losses and the resultant need, if any, for periodic provisions to the allowance charged to income consists of both individual loan analyses and loan pool analyses. The individual loan analyses are periodically performed on individually significant loans or when otherwise deemed necessary and primarily encompass commercial real estate and commercial and industrial loans. Management believes that the Company's allowance for loan losses at December 31, 2003 is adequate to provide for estimated probable losses inherent in the portfolio.

SECURITIES

The fair value of most securities classified as held-to-maturity or available-for-sale are based upon quoted market prices. If quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments.

DEFERRED TAX ASSETS

The Company uses an estimate of future earnings to support the position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced.

MANAGEMENT OF INTEREST RATE RISK

The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate, given the Company's business strategy, its operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with approved guidelines of the Board of Directors. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Investment Committee reviews the interest rate risk position of the Company on a quarterly basis.

Funds management is the process by which the Company seeks to maximize the profit potential which is derived from the spread between the rates earned on interest-earning assets and the rates paid on interest-bearing liabilities through the management of various balance sheet components. It involves virtually every aspect of the management and decision-making process of the Company. Accordingly, the results of the Company's operations and financial condition are largely dependent on movements in market interest rates and the ability of the Company to manage its assets and liabilities in response to such movements.

At December 31, 2003, 74.5% of the Company's gross loans had adjustable interest rates and its loan portfolio had an average weighted maturity of 8.6 years. At such date, $61.6 million, or 26.5%, of the Company's securities had adjustable interest rates, and its securities portfolio had a weighted average maturity of
1.6 years. At December 31, 2003, the Company had $59.1 million of certificates of deposit with maturities of one year or less and $13.3 million of deposits of $100,000 or more, which tend to be less stable sources of funding as compared to core deposits, and represented 18.7% of the Company's interest-bearing liabilities. Due to the Company's level of shorter term certificates of deposit, the cost of funds of the Company may increase at a greater rate in a rising rate environment than if it had a greater amount of core deposits which, in turn, may adversely affect net interest income and net income.

The interest rate sensitivity of the Company is monitored by management through the use of a quarterly interest rate risk analysis model which evaluates (i) the potential change in net interest income over the succeeding four quarterly periods and (ii) the potential change in the fair market value of equity of the Company ("Net Economic Value of Equity"), which would result from an instantaneous and sustained interest rate change from a static position to plus or minus 200 basis points, in 100 basis point increments.


At December 31, 2003, the effects of instantaneous and sustained interest rate changes on the Company's Net Interest Income and Net Economic Value of Equity would be as follows:

             Change in                     Potential Change in                       Potential Change in
           Interest Rates                  Net Interest Income                  Net Economic Value of Equity
                                           -------------------                  ----------------------------
           in Basis Points               $ Change      % Change                  $ Change          % Change
           ---------------               --------      --------                  --------          --------

                                               (Dollars in thousands)


                200                    $ (1,546)         (8.59) %              $ (6,256)            (22.39) %
                100                        (876)         (4.87)                  (2,965)            (10.61)
              Static                         --            --                        --                 --
               (100)                       (394)         (2.19)                     464               1.66
               (200)                       (962)         (5.34)                   1,216               4.35


ANALYSIS OF NET INTEREST INCOME

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon both the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.


The following table sets forth certain information relating to the average balance sheets of the Company and its statement of earnings for the years ended December 31, 2003, 2002 and 2001, and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively. Average balances are derived from average daily balances. Years Ended December 31,

                                       ---------------------------------------------------------------------------------------
                                                    2003                           2002                          2001
                                       ---------------------------------------------------------------------------------------
                                       Average            Yield /     Average             Yield /    Average           Yield /
                                       Balance  Interest   Cost       Balance   Interest   Cost      Balance  Interest  Cost
                                       ---------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Assets:
Interest-earning assets:
     Federal funds sold and
         interest-earning deposits    $   6,365  $    67    1.05%   $   6,344  $   106    1.67%   $   11,572  $   497    4.29%
     Securities, net (1)                214,817    8,721    4.06      176,306    8,694    4.93       154,889    9,455    6.10
     Municipal obligations (2)                -        -       -            -        -       -           944       54    5.72
     Loans, net of unearned income
         and deferred fees (3)          218,614   15,226    6.96      193,194   14,527    7.52       155,303   12,954    8.34
     Total interest-earning assets      439,796   24,014    5.46      375,844   23,327    6.21       322,708   22,960    7.11
Non-interest-earning assets              36,676                        33,343                         23,509
Total assets                          $ 476,472                     $ 409,187                     $  346,217

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
     Savings deposits                 $  92,565  $ 1,142    1.23%   $  63,231  $ 1,037    1.64%   $   39,221  $ 1,047    2.67%
     NOW and money
         market deposits                 77,500      672     .87       58,448      661    1.13        49,431      928    1.88
     Certificates of deposit            105,808    3,509    3.32      125,129    4,703    3.76       129,246    7,023    5.43
     Total interest-bearing deposits    275,873    5,323    1.93      246,808    6,401    2.59       217,898    8,998    4.13
     Borrowed funds                      72,922    2,939    4.03       57,214    2,677    4.68        44,249    2,235    5.05
     Subordinated debentures              7,732      830   10.73        7,732      825   10.67         7,732      806   10.42
Total interest-bearing liabilities      356,527    9,092    2.55      311,754    9,903    3.18       269,879   12,039    4.46
Other non-interest bearing
         liabilities                     94,216                        74,024                          55,649
Total liabilities                       450,743                       385,778                         325,528

Stockholders' equity                     25,729                        23,409                          20,689
Total liabilities and
         stockholders' equity         $ 476,472                     $ 409,187                      $  346,217
Interest income / interest
         rate spread (4)                         $14,922    2.91%              $13,424    3.03%               $10,921   2.65%
Net interest margin (5)                                     3.39%                         3.57%                         3.38%
Ratio of interest-earning assets to
         interest-bearing liabilities                       1.23                          1.21                          1.20


(1)  Securities,  net, excludes municipal obligations.  Unrealized  appreciation/depreciation  on available-for-sale  securities are recorded in non-interest-earning assets.
(2)  Interest income and yields are presented on a fully taxable equivalent basis.
(3)  Amount excludes allowance for loan losses
(4)  Interest rate spread represents the difference between the yield on  interest-earning  assets and the cost of  interest-bearing liabilities.
(5)  Net interest margin represents net interest income divided by average interest-earning assets.

The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the interest income and interest expense of the Company during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (change in volume multiplied by prior rate), (ii) changes attributable to changes in rate (change in rate multiplied by prior volume) and (iii) the net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to separately reflect the changes due to volume and the changes due to rate:

                                                   Year Ended                                 Year Ended
                                                December 31, 2003                          December 31, 2002
                                                   Compared to                                Compared to
                                                   Year Ended                                 Year Ended
                                                December 31, 2002                          December 31, 2001

                                           Increase/(Decrease) Due to                 Increase/(Decrease) Due to
                                           ---------------------------------------------------------------------
                                           Volume       Rate      Net                 Volume      Rate       Net
                                           ---------------------------------------------------------------------
                                                                   (Dollars in thousands)
Interest-earning assets:
Federal funds sold and interest-
     earning deposits                     $     -       (39)     (39)              $   (166)      (225)     (391)
Securities, net (1)                         1,714    (1,687)      27                  1,202     (1,963)     (761)
Municipal obligations                           -         -        -                    (27)       (27)      (54)
Loans, net (2)                              1,821    (1,122)     699                  2,939     (1,366)    1,573
           --                               -----    ------      ---                  -----     ------     -----
Total interest-bearing assets               3,535    (2,848)     687                  3,948     (3,581)      367

Interest-bearing liabilities:
Deposits:
     Savings deposits                         403      (298)     105                    489       (499)      (10)
     NOW and money market deposits            186      (175)      11                    148       (415)     (267)
     Certificates of deposit                 (678)     (516)  (1,194)                  (217)    (2,103)   (2,320)
                                             ----      ----   ------                   ----     ------    ------
     Total interest-bearing deposits          (89)     (989)  (1,078)                   420     (3,017)   (2,597)
Borrowed funds                                667      (405)     262                    616       (174)      442
Subordinated debentures                         -         5        5                      -         19        19
                                               --        --       --                     --         --        --
     Total interest-bearing liabilities   $   578    (1,389)    (811)              $  1,036     (3,172)   (2,136)


(1)  Securities,  net, excludes municipal obligations.  Unrealized  appreciation/depreciation  on available-for-sale  securities are recorded in non-interest-earning assets.

(2)  Amount excludes allowance for loan losses.


Comparison of Financial Condition at December 31, 2003 and 2002

Total assets increased by $32.5 million, or 6.6%, from $492.2 million at December 31, 2002, to $524.7 million at December 31, 2003. The increase in assets is attributable to a $9.6 million, or 4.4%, increase in loans, net of unearned income and deferred fees, which, at December 31, 2002, amounted to $216.5 million, compared to $226.1 million at December 31, 2003. The growth in loans resulted from increases of $14.8 million, or 11.4%, in the commercial real estate loan portfolio and $7.0 million, or 20.4%, in the automobile loan portfolio, offset by a decrease in the commercial and industrial loan portfolio of $11.3 million, or 20.9%. Cash and cash equivalents increased $21.0 million, or 81.3%, and securities available for sale decreased $2.6 million, or 1.2%, reflecting the timing of seasonal municipal deposits and the investment of those deposits in short-term, available-for-sale securities or federal funds sold prior to year-end. At December 31, 2003, and 2002, seasonal municipal deposits amounted to $71.8 million and $80.5 million, respectively. Prepaid expenses and other assets increased $1.6 million, from $1.3 million at December 31, 2002, to $2.9 million at December 31, 2003, primarily due to the increase in the deferred tax asset which, in turn, was directly related to the increase in accumulated other comprehensive loss.

Total deposits increased $24.9 million, or 6.2%, from $400.5 million at December 31, 2002, to $425.4 million at December 31, 2003. Demand deposits increased $20.0 million, or 25.4%, from $78.7 million at December 31, 2002, to $98.7 million at December 31, 2003. In addition, savings deposits increased by $30.4 million, or 41.3%, from $73.8 million at December 31, 2002, to $104.2 million at December 31, 2003. The growth in demand and savings deposits reflects the Bank's focus on the generation of core deposits. Offsetting those deposit increases, NOW and money market deposits decreased $6.9 million, or 5.3%, from $130.6 million at December 31, 2002, to $123.7 million at December 31, 2003, which reflects the balance of seasonal municipal deposits at December 31, 2003. Time certificates issued in excess of $100,000 was $13.3 million at December 31, 2003, a decrease of $7.2 million, or 35.3%, from the prior year. The Bank, at various times when deemed advantageous, utilizes time deposits issued in excess of $100,000 as an available alternative funding source. Other time deposits decreased $11.4 million, or 11.8%, to $85.5 million at December 31, 2003.

There were no federal funds purchased or securities sold under agreement to repurchase at December 31, 2003, or 2002. Other borrowings, which consist of Federal Home Loan Bank advances, increased $6.0 million, or 10.9%, to $61.0 million at December 31, 2003. Subordinated debentures were $7.7 million at December 31, 2003, and 2002, respectively.

Stockholders' equity increased $845,000 to $26.4 million at December 31, 2003, compared to $25.6 million at December 31, 2002. Increases to stockholders' equity included net income amounting to $3.3 million for the year ended December 31, 2003, and the exercise of stock options of $516,000, offset by dividends declared of $620,000, and an increase in the accumulated other comprehensive loss on securities available-for-sale of $2.6 million.


Comparison of Operating Results for the Years Ended December 31, 2003 and 2002

GENERAL

The Company reported net income of $3.3 million for the year ended December 31, 2003, or basic earnings per share of $2.26, and diluted earnings per share of $2.16, as compared to net income of $2.8 million, or basic earnings per share of $1.96 and diluted earnings per share of $1.90 for the year ended December 31, 2002.

INTEREST INCOME

Interest income, increased $687,000, or 2.9%, to $24.0 million for the year ended December 31, 2003, from $23.3 million for the year ended December 31, 2002. The increase was primarily the result of a $64.0 million, or 17.0%, increase in the average balance of interest-earning assets to $439.8 million for the year ended December 31, 2003, from $375.8 million for 2002. The increase in the average balance of interest-earning assets was offset in part by a 75 basis point decrease in the average yield on interest-earning assets from 6.21% for the year ended December 31, 2002, to 5.46% for the comparable 2003 period. The decrease in average yield on interest-earning assets was attributable to a 87 basis point decrease in yield on securities which declined from 4.93% for the year ended December 31, 2002, to 4.06% for the year ended December 31, 2003. The average yield on loans, net, decreased 56 basis points from 7.52% for fiscal
2002 to 6.96% for fiscal 2003. Partially offsetting the decline in yield from year to year was the $38.5 million, or 21.8%, increase in the average balance of securities from $176.3 million for the year ended December 31, 2002 to $214.8 million for the year ended December 31, 2003. The average balance of loans, net, increased $25.4 million, or 13.2%, from $193.2 million for the year ended December 31, 2002, to $218.6 million, for the year ended December 31, 2003.

INTEREST EXPENSE

Interest expense for the year ended December 31, 2003, was $9.1 million, compared to $9.9 million for the year ended December 31, 2002, a decrease of $811,000, or 8.2%. The decrease in interest expense was the result of a 63 basis point decrease in the average cost of interest-bearing liabilities from 3.18% for the year ended December 31, 2002, to 2.55% for the year ended December 31, 2003. The decrease in average cost was offset in part by a $44.7 million, or 14.4%, increase in the average balance of total interest-bearing liabilities from $311.8 million for fiscal year 2002 to $356.5 million for fiscal year 2003. The increase in average interest-bearing liabilities reflects a $29.1 million increase in the average balance of interest-bearing deposits and a $15.7 million increase in the average balance of borrowed funds from year to year. There was no change in the average balance of subordinated debentures from December 31, 2002, to December 31, 2003.

Interest expense on interest-bearing deposits for the year ended December 31, 2003, decreased $1.1 million, or 16.8%, to $5.3 million from $6.4 million for the prior year. That decrease was primarily due to a 66 basis point decrease in the average rate paid on interest-bearing deposits from 2.59% for the year ended December 31, 2002, to 1.93% for 2003.

Offsetting in part the decrease in the average rate paid was a $29.1 million increase year to year in the average balance of interest-bearing deposits. The increase in the average balance of interest-bearing deposits was the result of increases in the average balance of savings deposits of $29.3 million, or 46.4%, and NOW and money market deposits of $19.1 million, or 32.6%, partially offset by a $19.3 million decrease in the average balance of certificates of deposit. The increase in average balances of interest-bearing deposits is the result of the Company's branch expansion and the development of competitive deposit products that meet the needs of its commercial and consumer customers.

Interest expense on borrowed funds for the year ended December 31, 2003, increased $262,000, or 9.8%, to $2.9 million from $2.7 million for 2002. The increase was primarily due to a $15.7 million, or 27.5%, increase in the average balance of borrowed funds from $57.2 million for the year ended December 31, 2002, to $72.9 million for the year ended December 31, 2003. Offsetting the increase in the average balance was a 65 basis point decrease in the average cost of borrowed funds from 4.68% for 2002, to 4.03% for 2003.


NET INTEREST INCOME

Net interest income increased by $1.5 million from $13.4 million for the year ended December 31, 2002, to $14.9 million for the year ended December 31, 2003. The average cost of total interest-bearing liabilities for the period decreased 63 basis points from 3.18% in 2002 to 2.55% in 2003. The average yield on interest-earning assets for the year decreased 75 basis points from 6.21% in 2002 period to 5.46% in 2003. The net interest rate spread decreased by 12 basis points from 3.03% in 2002 to 2.91% in 2003.


PROVISION FOR LOAN LOSSES

The Company's provision for loan losses was $60,000 and $270,000 for the years ended December 31, 2003, and December 31, 2002, respectively. The provision for loan losses reflects management's qualitative and quantitative assessment of the loan portfolio, net charge-offs and collection of delinquent loans. At December 31, 2003, and December 31, 2002, the allowance for loan losses amounted to $2.3 million. The allowance for loan losses as a percentage of total loans was 1.01% at December 31, 2003, and 1.08% at December 31, 2002.

The determination of the amount of the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount, which, in management's judgment, is adequate to provide for probable loan losses in the existing portfolio. This analysis considers, among other things, present and known inherent risks in the portfolio, adverse situations, which may affect the borrower's ability to repay, overall portfolio quality, and current and prospective economic conditions. While management uses available information to provide for loan losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based upon their judgment of information available to them at the time of their examination.


OTHER OPERATING INCOME

Other operating income increased by $1.1 million, or 35.8%, to $4.4 million for the year ended December 31, 2003, compared to $3.3 million for the year ended December 31, 2002. The increase is attributable to securities transactions resulting in gains of $642,000 in 2003, compared to gains of $37,000 for 2002. Contingent upon market conditions, the Bank periodically evaluates securities transactions to improve future net interest income and earnings per share. In addition, service charges on deposit accounts increased $337,000, or 19.7%, reflecting the growth in the Company's depositor base.

OTHER OPERATING EXPENSES

Other operating expenses increased $2.0 million, or 16.5%, to $14.1 million for the year ended December 31, 2003, from $12.1 million for the year ended December 31, 2002. Other operating expenses include salaries and employee benefits, occupancy expense, premises and equipment expense, and other expense. The increases are primarily attributable to the Company's planned branch expansion.

INCOME TAXES

Income taxes increased $389,000, or 26.2%, from $1.5 million for the year ended December 31, 2002 to $1.9 million for the year ended December 31, 2003 as a result of increased income before income taxes. The effective tax rate for the year ended December 31, 2003 was 36.0% compared to 34.4% for the year ended December 31, 2002.


Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

GENERAL

The Company reported net income of $2.8 million for the year ended December 31, 2002, or basic earnings per share of $1.96, and diluted earnings per share of $1.90, as compared to net income of $2.0 million, or basic earnings per share of $1.35 and diluted earnings per share of $1.33 for the year ended December 31, 2001. The following discussion has been adjusted to reflect the implementation of FIN 46 in which the Company deconsolidated LIF Statutory Trust I.


INTEREST INCOME

Interest income, on a fully taxable equivalent basis, increased $367,000, or 1.6%, to $23.3 million for the year ended December 31, 2002, from $23.0 million for the year ended December 31, 2001. The increase was primarily the result of an increase in the average balance of interest-earning assets of $53.1 million, or 16.5%, to $375.8 million for the year ended December 31, 2002 from $322.7 million for 2001. The increase in the average balance of interest-earning assets was offset in part by a 90 basis point decrease in the average yield on interest-earning assets from 7.11%for the year ended December 31, 2001 to 6.21% for 2002. The decrease in average yield on interest-earning assets was attributable to a 117 basis point decrease in yield on securities, net, (exclusive of municipal obligations) which declined from 6.10% for the year ended December 31, 2001, to 4.93% for the year ended December 31, 2002. The average yield on loans, net, decreased 82 basis points from 8.34% for 2001 to 7.52% for 2002. Partially offsetting the decline in yield from year to year was the $21.4 million, or 13.8%, increase in the average balance of securities, net, (exclusive of municipal obligations) from $154.9 million for the year ended December 31, 2001 to $176.3 million for the year ended December 31, 2002. The average balance of loans, net, increased $37.9 million, or 24.4%, from $155.3 million for the year ended December 31, 2001, to $193.2 million, for the year ended December 31, 2002.


INTEREST EXPENSE

Interest expense for the year ended December 31, 2002 was $9.9 million, compared to $12.0 million for the year ended December 31, 2001, a decrease of $2.1 million, or 17.7%. The decrease in interest expense was the result of a 128 basis point decrease in the average cost of interest-bearing liabilities from 4.46% for the year ended December 31, 2001 as compared to 3.18% for the year ended December 31, 2002. The decrease in average cost was offset in part by a $41.9 million, or 15.5% increase in the average balance of total interest-bearing liabilities from $269.9 million for 2001 to $311.8 million for 2002. The increase in average interest-bearing liabilities in 2002 reflects a $28.9 million increase in the average balance of interest-bearing deposits and a $13.0 million increase in the average balance of borrowed funds when compared to the prior year.

Interest expense on interest-bearing deposits for the year ended December 31, 2002 decreased $2.6 million, or 28.9%, to $6.4 million from $9.0 million for 2001. This decrease was primarily due to a 154 basis point decrease in the average rate paid on interest-bearing deposits from 4.13% for the year ended December 31, 2001 to 2.59% for 2002. Offsetting in part the decrease in the average rate paid was a $28.9 million increase in the average balance of interest-bearing deposits for the year ended December 31, 2002 from 2001.

The increase in the average balance of interest-bearing deposits was the result of increases in the average balance of savings deposits of $24.0 million, or 61.2%, and NOW and money market deposits of $9.0 million, or 18.2%, from year to year, partially offset by a $4.1 million decrease in the average balance of certificates of deposit. The increase in average balances of interest-bearing deposits is the result of the Company's branch expansion and the development of competitive deposit products that meet the needs of its commercial and consumer customers.

Interest expense on borrowed funds for the year ended December 31, 2002 increased $442,000, or 19.8%, to $2.7 million from $2.2 million for 2001. The increase was primarily due to a $13.0 million, or 29.3%, increase in the average balance of borrowed funds from $44.2 million for the year ended December 31, 2001 to $57.2 million for the year ended December 31, 2002. Offsetting the increase in the average balance was a 37 basis point decrease in the average cost of borrowed funds from 5.05% for 2001, to 4.68% for 2002.


NET INTEREST INCOME

Net interest income, on a fully taxable equivalent basis, increased by $2.5 million from $10.9 million for the year ended December 31, 2001, to $13.4 million for the year ended December 31, 2002. The average cost of total interest-bearing liabilities for the period decreased 128 basis points from 4.46% in 2001 to 3.18% in 2002. The average yield on interest-earning assets for the year decreased 90 basis points from 7.11% in 2001 period to 6.21% in 2002. The net interest rate spread increased by 38 basis points from 2.65% in 2001 to 3.03% in 2002.


PROVISION FOR LOAN LOSSES

The Company's provision for loan losses was $270,000 and $150,000 for the years ended December 31, 2002 and December 31, 2001, respectively. The provision for loan losses reflects management's qualitative and quantitative assessment of the loan portfolio, net charge-offs and collection of delinquent loans. At December 31, 2002 and December 31, 2001, the allowance for loan losses amounted to $2.3 million and $2.0 million, respectively. The allowance for loan losses as a percentage of total loans was 1.08% at December 31, 2002 and 1.14% at December 31, 2001.


OTHER OPERATING INCOME

Other operating income increased by $1.2 million, or 52.1%, to $3.3 million for the year ended December 31, 2002, compared to $2.1 million for the year ended December 31, 2001. The increase is primarily attributable to an increase of $656,000, or 61.9%, in service charges on deposit accounts reflecting the growth in the Company's depositor base and an overall increase in the Company's fee schedule. In addition, net gain on sale of residential loans increased $275,000, or 66.1%, as lower market rates and increased refinancing activity resulted in increased volume. Securities transactions resulted in gains of $37,000 in 2002, compared to losses of $14,000 for 2001. Contingent upon market conditions, the Company periodically evaluates securities transactions to improve future net interest income and earnings per share.


OTHER OPERATING EXPENSES

Other operating expenses increased $2.2 million, or 21.9%, to $12.1 million for the year ended December 31, 2002, from $9.9 million for the year ended December 31, 2001. Other operating expenses includes salaries and employee benefits, occupancy expense, premises and equipment expense, and the increases are attributable to the Company's planned branch expansion.


INCOME TAXES

Income taxes increased $464,000, or 45.4%, from $1.0 million for the year ended December 31, 2001 to $1.5 million for the year ended December 31, 2002 as a result of increased income before income taxes. The effective tax rate for the year ended December 31, 2002 was 34.4% compared to 34.3% for the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity management for the Company requires that funds be available to pay all deposit withdrawals and maturing financial obligations and to meet credit-funding requirements promptly and fully in accordance with their terms. Over a very short time frame, maturing assets provide only a limited portion of the funds required to pay maturing liabilities. The balance of the funds required is provided by liquid assets and the acquisition of additional liabilities, making liability management integral to liquidity management in the short term.

The Company maintains levels of liquidity that it considers adequate to meet its current needs. The Company's principal sources of cash include incoming deposits, the repayment of loans and sales or calls of securities. When cash requirements increase faster than cash is generated, either through increased loan demand or withdrawal of deposited funds, the Company can arrange for the sale of loans and liquidate available-for-sale securities and access its lines of credit, totaling $7.5 million, with unaffiliated financial institutions which enable it to borrow funds on an unsecured basis. In addition, the Company has available overnight lines of credit with the Federal Home Loan Bank of New York ("FHLB") equal to 9.6% of the Company's assets, which enable it to borrow funds on a secured basis. In addition, the Company could engage in other borrowings, including FHLB advances and reverse repurchase agreements on a secured basis. At December 31, 2003 and 2002, FHLB advances amounted to $61.0 million and $55.0 million, respectively.

The primary investing activities of the Company are the purchase of securities available-for-sale and the origination of loans. During the years ended December 31, 2003, and 2002, the Company's purchases of securities classified as available-for-sale totaled $606.8 million and $734.1 million, respectively. Loan originations and principal repayments on loans, net totaled $9.8 million and $39.3 million, for the years ended December 31, 2003 and 2002, respectively. Those activities were funded primarily by deposit growth, principal repayments on loans, borrowings and principal repayments on securities.

The Company achieves what it considers "capital adequacy" through the continuous monitoring of its financial performance and plans for expansion. Sources of the Company's capital are generated primarily through current period earnings and the issuance of common stock via the dividend reinvestment plan or the exercise of stock options. Uses of capital currently result from the payment of dividends on common stock or the repurchase of common stock through a stock repurchase program. In February 2003, the Board of Directors, suspended the current stock repurchase program that had enabled the Company to repurchase 75,000 shares of its outstanding common stock. There have been no repurchases made under that stock purchase program since its announcement in May, 2001. In determining the extent and timing of stock repurchase programs, the Company considers, in addition to capital adequacy, the effect on the Company's financial condition, average daily trading volume, and listing requirements applicable to the NASDAQ National Market System. At December 31, 2003, the Company held 336,900 shares of treasury stock at an average cost of $12.40 per share.


IMPACT OF INFLATION AND CHANGING PRICES

The Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


IMPACT OF NEW ACCOUNTING STANDARDS

At December 31, 2003, the Company adopted FIN No. 46(R), "Consolidation of Variable Interest Entities." FIN No. 46, as revised in December, 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportionate to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. In accordance with those provisions, the Company deconsolidated a special purpose entity formed for the purpose of issuing Subordinated debentures.

The deconsolidation of this subsidiary resulted in certain reclassifications of the Consolidated Balance Sheets and Consolidated Statements of Earnings but had no effect on net income. These reclassifications have been made to prior year's amounts to conform to the current year's presentation.

During 2003, the Company adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities," and FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." Adoption of those new standards did not have any effect on the Company's operating results or financial condition. SFAS No. 132 (revised 2003), "Employers Disclosures about Pensions and Other Postretirement Benefits," currently is not applicable to the Company as the Company does not provide such benefits.

SFAS No. 149 indicates that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

SFAS No. 150 requires reporting mandatorial redeemable shares as liabilities, as well as obligations not in the form of shares to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares.

SFAS No. 132 (revised 2003) requires additional disclosures about the assets, obligations, cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans.

FIN No. 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. FIN No. 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.


                                                    Consolidated Balance Sheets

(In thousands, except share data)                                                              December 31,
                                                                                          -----------------------
                                                                                          2003               2002
                                                                                          -----------------------
Assets:

Cash and due from banks                                                              $   21,447          $   20,443
Interest earning deposits                                                                    98                  47
Federal funds sold                                                                       25,200               5,300
                                                                                         ------               -----
              Total cash and cash equivalents                                            46,745              25,790
Securities held-to-maturity (fair value of $14,438 and $14,027, respectively)            12,474              12,461
Securities available-for-sale, at fair value                                            216,967             219,590
Federal Home Loan Bank stock, at cost                                                     3,050               3,588
Loans, held for sale                                                                      2,360               1,189
Loans, net of unearned income and deferred fees                                         226,128             216,542
Less allowance for loan losses                                                           (2,290)             (2,346)
                                                                                         ------              ------
              Loans, net                                                                223,838             214,196
Premises and equipment, net                                                               5,756               3,530
Accrued interest receivable                                                               2,401               2,654
Bank owned life insurance                                                                 8,213               7,859
Prepaid expenses and other assets                                                         2,867               1,326
                                                                                          -----               -----
              Total assets                                                           $  524,671          $  492,183
                                                                                     ----------          ----------

Liabilities and Stockholders' Equity:

Deposits:
    Demand deposits                                                                  $   98,693          $   78,697
    Savings deposits                                                                    104,231              73,780
    NOW and money market deposits                                                       123,732             130,636
    Time certificates issued in excess of $100,000                                       13,272              20,516
    Other time deposits                                                                  85,515              96,905
                                                                                         ------              ------
              Total deposits                                                            425,443             400,534
Other borrowings                                                                         61,000              55,000
Subordinated debentures                                                                   7,732               7,732
Accrued expenses and other liabilities                                                    4,078               3,344
                                                                                          -----               -----
              Total liabilities                                                         498,253             466,610
                                                                                        -------             -------

Stockholders' equity:
    Common stock (par value $.01 per share; 10,000,000 shares
        authorized; 1,825,211 and 1,783,126 shares issued; 1,488,311 and
        1,446,226 shares outstanding in 2003 and 2002, respectively)                         18                  18
    Surplus                                                                              20,973              20,281
    Accumulated surplus                                                                  10,333               7,625
    Accumulated other comprehensive (loss) income                                          (728)              1,827
    Treasury stock at cost, (336,900 shares in 2003 and 2002)                            (4,178)             (4,178)
                            --------           ----     ----                             ------              ------
              Total stockholders' equity                                                 26,418              25,573
                                                                                         ------              ------
              Total liabilities and stockholders' equity                             $  524,671          $  492,183
                                                                                     ----------          ----------
--------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                                       14

                                                Consolidated Statements of Earnings

                                                                                                 For the years ended
(In thousands, except share data)                                                                   December 31,
                                                                                           -------------------------------
                                                                                           2003          2002         2001
                                                                                           -------------------------------

Interest income:
     Loans                                                                               $  15,226   $  14,527    $ 12,954
     Securities                                                                              8,721       8,694       9,494
     Federal funds sold                                                                         62         100         485
     Earning deposits                                                                            5           6          12
                                                                                                 -           -          --
         Total interest income                                                              24,014      23,327      22,945
                                                                                            ------      ------      ------

Interest expense:
     Savings deposits                                                                        1,142       1,037       1,047
     NOW and money market deposits                                                             672         661         928
     Time certificates issued in excess of $100,000                                            334         699       1,853
     Other time deposits                                                                     3,175       4,004       5,170
     Borrowed funds                                                                          2,939       2,677       2,235
     Subordinated debentures                                                                   830         825         806
                                                                                               ---         ---         ---
         Total interest expense                                                              9,092       9,903      12,039
                                                                                             -----       -----      ------

         Net interest income                                                                14,922      13,424      10,906

Provision for loan losses                                                                       60         270         150
                                                                                                --         ---         ---

         Net interest income after provision
           for loan losses                                                                  14,862      13,154      10,756
                                                                                            ------      ------      ------

Other operating income:
     Service charges on deposit accounts                                                     2,052       1,715       1,059
     Net gain (loss) on sales and calls of securities                                          642          37         (14)
     Net gain on sale of residential loans                                                     718         691         416
     Earnings on bank owned life insurance                                                     440         370         357
     Other                                                                                     566         441         321
                                                                                               ---         ---         ---
         Total other operating income                                                        4,418       3,254       2,139
                                                                                             -----       -----       -----

Other operating expenses:
     Salaries and employee benefits                                                          7,473       6,415       5,062
     Occupancy expense                                                                       1,103         894         759
     Premises and equipment expense                                                          1,386       1,186         991
     Other                                                                                   4,114       3,589       3,098
                                                                                             -----       -----       -----
         Total other operating expenses                                                     14,076      12,084       9,910
                                                                                            ------      ------       -----

         Income before income taxes                                                          5,204       4,324       2,985

Income taxes                                                                                 1,876       1,487       1,023
                                                                                             -----       -----       -----

         Net income                                                                      $   3,328   $   2,837    $  1,962
                                                                                         ---------   ---------    --------

         Basic earnings per share                                                        $    2.26   $    1.96    $   1.35
                                                                                         ---------   ---------    --------
         Diluted earnings per share                                                      $    2.16   $    1.90    $   1.33
                                                                                         ---------   ---------    --------
--------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements

                                       15


                                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                                                                           Accumulated
                                                                                              other
                                                    Common                Accumulated     comprehensive  Treasury
(In thousands, except share data)                    stock     Surplus      surplus       income (loss)    stock       Total
                                                    -------------------------------------------------------------------------


Balance at December 31, 2000                        $   18    $ 20,185    $ 3,839           $ (1,167)    $ (3,614)   $ 19,261

Comprehensive income:
       Net income                                        -           -      1,962                  -            -       1,962
     Other comprehensive income, net of tax:
      Unrealized appreciation in available-for-sale
      securities, net of reclassification adjustment(1)  -           -          -                940            -         940
                                                                                                                          ---
Total comprehensive income                               -           -          -                  -            -       2,902
Exercise of stock options and related tax benefit        -           6          -                  -            -           6
Dividends declared on common
     stock ($.33 per common share)                       -           -       (478)                 -            -        (478)
Common stock repurchased (40,000 shares)                 -           -          -                  -         (564)       (564)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                        $   18    $ 20,191    $ 5,323           $   (227)    $ (4,178)   $ 21,127
Comprehensive income:
     Net income                                          -           -      2,837                  -            -       2,837
     Other comprehensive income, net of tax:
      Unrealized appreciation in available-for-sale
      securities, net of reclassification adjustment(1)  -           -          -              2,054            -       2,054
                                                                                                                        -----
Total comprehensive income                               -           -          -                  -            -       4,891
Exercise of stock options and related tax benefit        -          90          -                  -            -          90
Dividends declared on common
     stock ($.37 per common share)                       -           -       (535)                 -            -        (535)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                        $   18    $ 20,281    $ 7,625           $  1,827     $ (4,178)    $25,573
Comprehensive income:
     Net income                                          -           -      3,328                  -            -       3,328
     Other comprehensive loss, net of tax:
      Unrealized depreciation in available-for-sale
      securities, net of reclassification adjustment(1)  -           -          -             (2,555)           -      (2,555)
                                                                                                                        -----
Total comprehensive income                               -           -          -                  -            -         773
Dividend reinvestment and stock
     purchase plan (6,397 shares)                        -         176          -                  -            -         176
Exercise of stock options and related tax benefit        -         516          -                  -            -         516
Dividends declared on common
     stock ($.42 per common share)                       -           -       (620)                 -            -        (620)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        $   18    $ 20,973    $ 10,333          $   (728)    $ (4,178)    $26,418


(In thousands)                                                                 Years ended December 31,
                                                                          -----------------------------------
                                                                          2003             2002          2001
                                                                          -----------------------------------
(1) Disclosure of reclassification amount, net of tax:

     Net unrealized (depreciation) appreciation arising during
            the year, net of tax                                        $(2,144)        $ 2,078        $   931
     Less: Reclassification adjustment for net gains (losses)
            included in net income, net of tax                              411              24             (9)
                                                                        ---------------------------------------
     Net unrealized (loss) gain on securities, net of tax               $(2,555)        $ 2,054        $   940
------------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements

                                       16


                                               Consolidated Statements of Cash Flows
                                                                                   For the years ended December 31,
(In thousands)                                                                       2003         2002        2001
                                                                                   --------------------------------
Cash flows from operating activities:
     Net income                                                                   $  3,328      $  2,837   $  1,962
     Adjustments to reconcile net income to net cash
     provided by operating activities:
         Provision for loan losses                                                      60           270        150
         Depreciation and amortization                                               1,001           901        736
         Amortization of premiums, net
              of discount accretion                                                  1,703         1,714       (117)
         Net (gain) loss on sales and calls of securities                             (642)          (37)        14
         Loans originated for sale,
           net of proceeds from sales and gains                                     (1,171)          283       (761)
         Net deferred loan origination fees                                            126           117         35
         Earnings on bank owned life insurance                                        (440)         (370)      (357)
         Deferred income taxes                                                         (63)         (388)       189
         Change in other assets and liabilities:
              Accrued interest receivable                                              253          (533)      (210)
              Prepaid expenses and other assets                                        (77)          492       (523)
              Accrued expenses and other liabilities                                   875        (1,143)       362
                                                                                       ---        ------        ---
              Net cash provided by operating activities                              4,953         4,143      1,480
                                                                                     -----         -----      -----

Cash flows from investing activities:
         Purchases of securities held-to-maturity, available-for-sale             (606,822)     (734,077)  (980,071)
         Net redemption (purchase) of Federal Home Loan Bank stock                     538          (730)     2,468
         Proceeds from sales of securities available-for-sale                       44,688         1,410     35,244
         Proceeds from maturities and calls of securities                          524,131       669,183    862,006
         Principal repayments on securities                                         35,541        47,404     34,236
         Loan originations net of principal repayments                              (9,828)      (39,286)   (41,340)
         Purchase of premises and equipment                                         (3,227)       (1,502)    (1,797)
         Purchase of bank owned life insurance, net                                      -        (1,053)         -
                                                                                        --        ------         --
              Net cash used in investing activities                                (14,979)      (58,651)   (89,254)
                                                                                   -------       -------    -------

Cash flows from financing activities:
         Net increase in demand deposit, savings,
              NOW, and money market accounts                                        43,543        67,521     55,149
         Net (decrease) increase in certificates of deposit                        (18,634)      (12,904)    17,579
         Net (decrease) increase in borrowed funds                                   6,000        (4,500)    30,500
         Payments for cash dividends                                                  (620)         (535)      (478)
         Common stock repurchased                                                        -             -       (564)
         Shares issued under the dividend reinvestment
              and stock purchase plan                                                  176             -          -
         Exercise of stock options                                                     516            90          6
                                                                                       ---            --         --
              Net cash provided by financing activities                             30,981        49,672    102,192
                                                                                    ------        ------    -------

              Net increase (decrease) in cash and cash equivalents                  20,955        (4,836)    14,418
Cash and cash equivalents at beginning of year                                      25,790        30,626     16,208
                                                                                    ------        ------     ------
Cash and cash equivalents at end of year                                          $ 46,745      $ 25,790   $ 30,626
                                                                                  --------      --------   --------

Supplemental disclosure of cash flow information
Cash paid during the period for:
     Interest                                                                     $  9,538      $ 10,649   $ 11,841
                                                                                  --------      --------   --------
     Income taxes                                                                 $  1,221      $  2,310   $  1,014
                                                                                  --------      --------   --------
------------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                                       17


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Long Island Financial Corp. ("the Company") is a registered Delaware financial holding company, organized in 1999, and the parent company of Long Island Commercial Bank ("the Bank"). The Bank, which began operations in 1990, is a New York state-chartered bank, which is engaged in commercial and consumer banking in Islandia, New York and the surrounding communities in Suffolk and Nassau counties and in Kings County.

The consolidated financial information included herein combines the results of operations, the assets, liabilities and stockholders' equity of the Company and its wholly owned subsidiaries for all periods presented. All significant inter-company balances and transactions are eliminated in consolidation. A description of significant accounting policies is presented below.

a.   Basis of Financial Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

b.   Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, federal funds sold and other short-term investments, all of which have initial maturities of less than ninety days.

c.   Securities

Management  determines  the  appropriate   classification  of  debt  and  equity
securities at the time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of accumulated other comprehensive income (loss), in stockholders' equity.

Premiums and discounts on debt and mortgage-backed securities are amortized to expense and accreted to income using a method which approximates the interest method over the remaining period to contract maturity, adjusted for anticipated prepayments. Dividend and interest income are recognized when earned. Realized gains and losses on the sale of securities are included in net gain on sale of securities. The cost of securities sold is based on the specific identification method.

d.   Federal Home Loan Bank Stock

In connection with the Company's ability to borrow from the Federal Home Loan Bank of New York ("FHLB"), the Company is required to purchase shares of FHLB non-marketable equity securities at par. The required amount of investment in FHLB non-marketable equity securities is currently determined daily based upon the Company's level of borrowing activity. Excess investment is currently redeemed monthly. Dividend income is recognized when earned and included in the consolidated statements of earnings as a component of interest income under the caption "Securities".

e.   Loans, Net

Loans are carried at the principal amount outstanding net of unearned income and fees. Residential real estate loans held-for-sale are carried at the aggregate lower of cost or market value as determined by outstanding commitments from investors. Interest on loans is recognized on the accrual basis. The accrual of income on loans is discontinued when, in management's judgment, collection of principal or interest is uncertain or payments of principal or interest become contractually ninety days past due. Loans on which the accrual of income has been discontinued are designated as non-accrual loans and income is recognized subsequently only in the period collected. Any accrued but uncollected interest previously recorded on such loans is reversed against interest income of the current period.

Loan origination fees, less certain direct origination costs, are deferred and recognized as an adjustment of the loan yield over the life of the loan by the interest method, which results in a constant rate of return.

f.   Allowance For Loan Losses

The determination of the amount of the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount, which, in management's judgment, is adequate to provide for probable loan losses in the existing portfolio. This analysis considers, among other things, present and known and inherent risks in the portfolio, adverse situations, which may affect the borrower's ability to repay, overall portfolio quality, and current and prospective economic conditions. While management uses available information to provide for loan losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

Management considers a loan to be impaired if, based on current information, it is probable that the Company will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Management excludes large groups of smaller balance homogeneous loans, which are collectively evaluated. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses.

g.   Premises and Equipment, Net

Premises and equipment are stated at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives of the improvements or terms of the related lease, whichever is shorter.

h.   Income Taxes

Income taxes are based upon results reported for financial statement purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

i.   Earnings Per Share

Basic earnings per share are calculated by dividing net income available to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of shares outstanding during the year plus the maximum dilutive effect of stock issuable upon conversion of stock options.

j.   Treasury Stock

The cost of treasury stock is shown on the consolidated balance sheet as a separate component of stockholders' equity and is a reduction to total stockholders' equity.

k.   Segment Reporting

As a community oriented financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community-banking operations, which constitute the Company's only operating segment for financial reporting purposes.

l.   Comprehensive Income

Comprehensive income represents net income plus the net change in unrealized gains or losses on securities available-for-sale for the period and is presented in the consolidated statements of changes in stockholders' equity. Accumulated other comprehensive income (loss) represents the net unrealized gains or losses on securities available-for-sale, net of taxes, as of the balance sheet dates.

m.   401(k) Plan

The Company has a 401(k) Profit Sharing Plan ("401(k) Plan") for all qualified employees. The terms of the 401(k) Plan provide for employee contributions on a pre-tax basis up to the maximum dollar limit set by law in a taxable year. A discretionary matching contribution will be determined each year by the Company. During 2003, 2002 and 2001, the Company's matching contribution was $228,528, $182,806 and $125,972, respectively.

n.   Stock Based Compensation

The Company applies the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44,
Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under that method, compensation expense is recorded on the date of grant only if the current market price of the stock exceeded the exercise price. SFAS No. 123, Accounting for Stock Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all stock options granted or vested in each period.

                                                                                  December 31,
       (Dollars in thousands, except per share data)                2003              2002              2001
                                                                 --------------------------------------------

       Net income. as reported                                   $  3,328         $  2,837          $  1,962
       Deduct total stock-based employee compensation
          expense determined under fair-value-based
          method for all rewards, net of tax                          295              157               126
       Pro forma net income                                         3,033            2,680             1,836

       Earnings per share:
       Basic                        As Reported                      2.26             1.96              1.35
                                    Pro forma                        2.06             1.85              1.26
       Diluted                      As Reported                      1.98             1.88              1.28
                                    Pro forma                    $   1.97         $   1.79          $   1.24


The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions in fiscal 2003, 2002 and 2001; dividend yield of 1.58%, 1.82% and 2.11%; expected volatility of 48.23%, 48.02% and 45.91%; and risk-free interest rates of 2.64%, 4.36% and 5.24%, respectively. The expected option lives were 4 years for 2003, 5 years for 2002, and 7 years for 2001.

o.   Dividend Reinvestment and Stock Purchase Plan

The Company has a dividend reinvestment and stock purchase plan ("Plan"). The Plan provides shareholders of common stock with a means of automatically reinvesting cash dividends in shares of common stock. The Plan also provides certain investors with a systematic and convenient method to purchase shares of common stock through optional cash payments. Since the Company's common stock is currently listed on the NASDAQ National Market, the purchase price on each investment date will be equal to the average price of all shares of common stock purchased on the investment date by the Plan Administrator on behalf of the Plan, including the cost of brokerage commissions, if any.

p.   Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(2)  SECURITIES


The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities held-to-maturity and available-for-sale at December 31, 2003 and 2002 are as follows:

                                                                        December 31, 2003
                                                       ------------------------------------------------
                                                                      Gross         Gross
                                                       Amortized   unrealized    unrealized      Fair
              (In thousands)                             cost         gains        losses        value
                                                       ------------------------------------------------

              Held-to-maturity:

              Corporate debt                           $  12,474      1,964            -        14,438
                                                       ---------      -----                     ------
                  Total held-to-maturity               $  12,474      1,964            -        14,438
                                                       ---------      -----                     ------
              Available-for-sale:
                  U.S. Government and
                  Agency obligations                   $ 176,141        345       (1,292)      175,194
              Mortgage-backed securities
                  GNMA                                    33,669        371         (757)       33,283
                  FHLMC                                    3,743         54          (40)        3,757
                  FNMA                                     2,547         53           (5)        2,595
              Corporate debt                               2,010        135           (7)        2,138
                                                           -----        ---           --         -----
                  Total securities available-for-sale  $ 218,110        958       (2,101)      216,967
                                                       ---------        ---       ------       -------



                                                                          December 31, 2002
                                                       ------------------------------------------------
                                                                      Gross         Gross
                                                       Amortized   unrealized    unrealized      Fair
              (In thousands)                             cost         gains        losses        value
                                                       ------------------------------------------------

              Held-to-maturity:
              Corporate debt                           $  12,461      1,566            -        14,027
                  Total held-to-maturity               $  12,461      1,566            -        14,027
              Available-for-sale:
                  U.S. Government and
                  Agency obligations                   $ 129,345      1,081           (4)      130,422
              Mortgage-backed securities:
                  GNMA                                    62,565      1,407           (1)       63,971
                  FHLMC                                    9,879        136            -        13,122
                  FNMA                                    12,920        210           (8)       10,015
              Corporate debt                               2,013         50           (3)        2,060
                  Total securities available-for-sale  $ 216,722      2,884          (16)      219,590


The amortized cost and estimated fair value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      December 31, 2003
                                                        -----------------------------------------------
                                                         Held-to-Maturity          Available-for-Sale
                                                        -----------------------------------------------
                                                        Amortized      Fair       Amortized      Fair
              (In thousands)                              cost        value         cost         value
                                                        -----------------------------------------------

              Due after one year through five years    $       -          -        92,422        92,318
              Due after five years through ten years       4,511      5,065        59,845        59,436
              Due after ten years                          7,963      9,373        65,843        65,213
                                                           -----      -----        ------        ------
                                                       $  12,474     14,438       218,110       216,967
                                                       ---------     ------       -------       -------

                                       21


Proceeds from the sales of securities available-for-sale totaled approximately $44.7 million, $1.4 million, and $35.2 million during the years ended December 31, 2003, 2002 and 2001, respectively. Gross gains from sales and calls of those securities totaled approximately $642,000, $37,000, and $50,000 for the years ended December 31, 2003, 2002, and 2001, respectively. Gross losses from the sale of those securities totaled approximately $64,000, for the year ended December 31, 2001.

Securities classified as available-for-sale of approximately $79.0 million and $48.9 million were pledged as collateral for FHLB advances at December 31, 2003 and 2002, respectively. In addition, $131.4 million and $155.0 million of available-for-sale securities were pledged for deposits and other purposes as required by law at December 31, 2003 and 2002, respectively.


The following table summarizes the unrealized losses of available-for-sale portfolio as follows:

                                                                       December 31, 2003

                                                 Less than 12 months     12 months or longer          Total
                                                  Fair   Unrealized      Fair     Unrealized     Fair   Unrealized
              (In thousands)                      Value    Losses        Value      Losses       Value    Losses

     Available-for-sale:
     U.S. Government and
     Agency obligations                      $   81,669     1,292           -            -       81,669    1,292
                                             ----------     -----          --           --       ------    -----

     Mortgage-backed securities              $   23,323       797         571            5       23,894      802
                                             ----------       ---         ---           --       ------      ---
     Corporate debt                          $        -         -       1,003            7        1,003        7
                                             ---------         --       -----           --        -----       --
         Total securities available-for-sale $  104,992     2,089       1,574           12      106,566    2,101
                                             ----------     -----       -----           --      -------    -----


Unrealized losses on U.S Government and Agency obligations, and mortgage-backed securities, have not been realized into income because the issuer's bonds are of high credit quality and management has the intent and ability to hold those securities for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates from the date of purchase. The fair value is expected to recover as the bonds approach their maturity dates and or market rates decline. The Corporate debt represents an investment grade floating rate bond that adjusts to six month LIBOR + 310 basis points quarterly. Given the variable nature of this bond, management intends to hold it for the foreseeable future.


(3) LOANS, NET

Loans, net are summarized as follows:
                                                                          December 31,
                                                  ----------------------------------------------------------
              (Dollars in thousands)                         2003                               2002
                                                  ----------------------------------------------------------



           Loans held-for-sale:

              Residential real estate loans       $    2,360        100.0%             $    1,189    100.0 %
                                                  ----------                           ----------

           Loans, net:
              Commercial and
                  industrial loans                $   42,723         18.5%             $   54,001     24.5%
              Commercial real estate loans           145,084         63.0                 130,275     59.0
              Automobile loans                        41,158         17.9                  34,188     15.5
              Consumer loans                           1,381          0.6                   2,238      1.0
                                                       -----          ---                   -----      ---
                                                     230,346        100.0%                220,702    100.0%
              Less:
                  Unearned income                      3,328                                3,396
                  Deferred fees, net                     890                                  764
                  Allowance for
                      loan losses                      2,290                                2,346
                                                       -----                                -----
                  Total loans, net                $  223,838                           $  214,196
                                                  ----------                           ----------

                                       22


The Company grants commercial and industrial loans as well as commercial mortgages and consumer loans in Nassau and Suffolk counties and in Kings County, New York. A portion of the Company's loan portfolio is concentrated in commercial loans and business revolving lines of credit, which are secured or partially secured by accounts receivable, inventory and other assets. Those loans comprise approximately 18.5% and 24.5% of the portfolio at December 31,
2003 and 2002, respectively. The Company's commercial loan borrowers are generally small local businesses whose cash flows and ability to service debt are susceptible to changes in economic conditions. Accordingly, the deterioration of local economic conditions could increase the credit risk associated with that segment of the portfolio.

At December 31, 2003, there were no non-accrual loans. At December 31, 2002, and 2001, there were 2 loans and 7 loans, respectively, with an aggregate remaining balance of approximately, $307,000, and $178,000, respectively, on which the accrual of interest had been discontinued. The impact of such non-accrual loans on the Company's interest income for the years ended December 31, 2002, and 2001 is not material.

The Company's recorded investment in loans that are considered impaired totaled $293,000, $544,000 and $444,000 at December 31, 2003, 2002 and 2001,
respectively. No corresponding impairment reserve is required. The average recorded investment in impaired loans was $261,000, $551,000 and $467,000 in 2003, 2002 and 2001, respectively. Interest on all impaired loans remains current under the extended terms. The impact of such impaired loans on the Company's interest income for the years ended December 31, 2003, 2002, and 2001 is not material.

Loans to related parties include loans to directors of the Company and their related companies. Such loans are made in the ordinary course of business on substantially the same terms as loans to other individuals and businesses of comparable risks. The following analysis shows the activity of related party loans:


                                                For the years ended December 31,
                                                --------------------------------
           (In thousands)                               2003           2002
                                                --------------------------------

           Balance at beginning of year            $    4,102      $   4,824
           New loan and
                additional disbursements                  918            709
           Repayments                                    (854)        (1,431)
                                                         ----         ------
           Balance at end of year                  $    4,166      $   4,102
                                                   ----------      ---------


(4) ALLOWANCE FOR LOAN LOSSES

An analysis of the changes in the allowance for loan losses account is as follows:

                                                                For the years ended December 31,
                                                        --------------------------------------------
                (In thousands)                             2003              2002             2001
                                                        --------------------------------------------

                Balance at beginning of year            $  2,346          $  2,028          $ 1,872
                Provision for loan losses                     60               270              150
                Charge-offs:
                    Commercial and industrial loans         (109)              (20)               -
                         Consumer loans                      (32)              (19)             (19)
                                                             ---               ---              ---
                         Total charge-offs                  (141)              (39)             (19)
                                                            ----               ---              ---
                Recoveries:
                    Commercial and industrial loans           20                75               13
                    Automobile loans                           -                 -                6
                    Consumer loans                             5                12                6
                                                              --                --               --
                         Total recoveries                     25                87               25
                                                              --                --               --
                Net (charge-offs) recoveries                (116)               48                6
                                                            ----                --               --
                Balance at end of year                  $  2,290          $  2,346          $ 2,028
                                                        --------          --------          -------

                                       23


(5)  PREMISES AND EQUIPMENT

A summary of premises and equipment at cost, less accumulated depreciation and amortization are as follows:

                                                          December 31,
                                                   -------------------------
              (In thousands)                           2003           2002
                                                   -------------------------

              Land                                 $    858       $    864
              Leasehold improvements                  1,823          1,064
              Buildings                               1,187            341
              Furniture, fixtures
                  and equipment                       6,535          4,907
                                                      -----          -----
                                                     10,403          7,176
              Less accumulated depreciation
                  and amortization                   (4,647)        (3,646)
                                                     ------         ------
                                                   $  5,756       $  3,530
                                                   --------       --------

Depreciation and amortization charged to operations for the years ended December 31, 2003, 2002 and 2001 amounted to approximately $1.0 million, $901,000, and $736,000, respectively.


(6)  DEPOSITS

Included in NOW and money market deposits, at December 31, 2003 and 2002, were approximately $71.8 million and $80.5 million, respectively, of seasonal municipal deposits.


(7) BORROWED FUNDS

The Company enters into sales of securities under agreements to repurchase (reverse-repurchase agreements). Those are fixed coupon agreements, which are treated as financing transactions, and the obligations to repurchase are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreements remains in the asset account. During the period of the agreement, the securities are delivered to either a third-party, or directly to the broker, who holds the collateral until maturity. There were no outstanding reverse-repurchase agreements at December 31, 2003 and 2002.

Reverse-repurchase agreements averaged approximately $178,000, and $555,000, for the years ended December 31, 2003 and 2001, respectively. There were no repurchase agreements during 2002. There were no reverse repurchase agreements outstanding at the end of any month during 2003, 2002 and 2001.

There were no federal funds purchased at December 31, 2003 and 2002. There were $4.5 million of federal funds purchased at December 31, 2001. Federal funds purchased averaged approximately $12.0 million, $2.2 million, and $695,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The maximum amount outstanding at the end of any month was $25.0 million, $12.8 million, and $4.5 million, respectively, for the years ended December 31, 2003, 2002 and 2001.

The Bank has available lines of credit with the FHLB of $50.2 million, which enable it to borrow funds on a secured basis. At December 31, 2003, the Bank's primary borrowings consisted of $61.0 million of convertible and medium term advances from the FHLB. The convertible feature of those advances allows the FHLB to convert those advances into replacement funding on a specified date and then quarterly thereafter, for the same or lesser principal amount, based on any advance offered by the FHLB, at current market rates. If the FHLB elects to convert those advances, the Bank may repay any portion of the advances without penalty. Those convertible and medium term advances are secured by various mortgage-backed securities, callable U.S. agency securities, and certain qualifying commercial real estate loans. Convertible and medium term advances outstanding at December 31, 2003, are as follows:

                                      Principal         Rate            Call Date           Maturity Date
                                   ----------------------------------------------------------------------

Convertible advance                $   14,000,000      5.49 %            2/19/2004            2/19/2008
Convertible advance                    15,000,000      4.59              1/21/2004            1/21/2009
Convertible advance                    14,000,000      4.97              1/20/2004            1/19/2011
Convertible advance                     3,000,000      4.11             12/12/2005           12/12/2011
Convertible advance                    10,000,000      2.64              5/28/2008            5/28/2013
Medium term advance                     5,000,000      3.99             12/13/2004           12/13/2004
                                        ---------
Total                              $   61,000,000
                                   --------------


(8)  SUBORDINATED DEBENTURES


The Company adopted FIN 46(R) at December 31, 2003. Under the provisions of FIN 46(R), the Company deconsolidated LIF Statutory Trust I, a subsidiary trust. As a result, the Company accounted for its investment in the trust as an asset, its subordinated debentures as a liability, and the interest paid on those debentures as interest expense. Also, as permitted by FIN 46R, prior period presentations have been restated to conform to the current presentation.

On September 7, 2000, the Company issued $7,732,000 of subordinated debentures to LIF Statutory Trust I, a Connecticut grantor business trust. Those subordinated debentures, bear an interest rate of 10.60% and are due September 7, 2030. The Company has fully and unconditionally guaranteed the subordinated debentures. LIF Statutory Trust I was formed for the exclusive purpose of purchasing the subordinated debentures from the Company and has received a common stock investment from the Company of approximately $232,000 at December 31, 2003. The Subordinated Debentures are prepayable, in whole or in part, at the Company's option on or after September 7, 2010 at declining premiums to maturity. Proceeds totaling approximately $7.2 million are being used for general corporate purposes.

The balance outstanding on the Subordinated debentures was $7.7 million at December 31, 2003. The costs associated with the subordinated debentures issued have been capitalized and are being amortized using the interest method over a period of ten years. Distributions on the subordinated debentures are payable semi-annually beginning March 7, 2001 and are reflected in the consolidated statements of earnings as a component of interest expense under the caption "Subordinated debentures."


(9)  INCOME TAXES

Income tax expenses are summarized as follows:

                                        For the years ended December 31,
                                        --------------------------------
            (In thousands)                 2003       2002        2001
                                        --------------------------------
            Current
                 Federal                $ 1,688    $  1,633    $   755
                 State and local            251         242         79
                                            ---         ---         --
                                          1,939       1,875        834

            Deferred
                 Federal                    (56)       (343)       170
                 State                       (7)        (45)        19
                                             --         ---         --
                                            (63)       (388)       189
                                            ---        ----        ---
            Income tax expense          $ 1,876    $  1,487    $ 1,023
                                        -------    --------    -------

The effective income tax rates for the years ended December 31, 2003, 2002 and 2001 were 36.0%, 34.4% and 34.3%, respectively. The reconciliation between the statutory Federal income tax rate and the effective tax rate is as follows:

                                             For the years ended December 31,
                                             --------------------------------
                                                 2003        2002       2001
                                             --------------------------------
  Tax on income at statutory rate                34.0%       34.0%      34.0%
  Tax effects of:
       State income tax, net of federal
           income tax benefit                     3.1         3.0        2.2
           Bank owned life insurance             (2.8)       (2.1)      (3.4)
       Other, net                                 1.7         (.5)       1.5
                                                  ---         ---        ---
  Tax at effective rate                          36.0%       34.4%      34.3%
                                                 ----        ----       ----


At December  31, 2003,  management  believes it is more likely than not that the consolidated results of future operations of the Company will generate sufficient taxable income to realize the deferred tax assets of the Company, therefore a valuation allowance against the gross deferred tax assets is not considered necessary.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                        December 31,
                                                ------------------------
   (In thousands)                                 2003             2002
                                                ------------------------

   Deferred tax assets:
        Allowance for loan losses               $   635          $  656
        Deferred compensation                       298             158
        Unrealized depreciation in
            available-for-sale securities           415               -
        Other                                        21             203
                                                     --             ---
   Gross deferred tax assets                      1,369           1,017
                                                  -----           -----

   Deferred tax liabilities:
        Unrealized appreciation in
            available-for-sale securities             -          (1,041)
                                                     --          ------
   Gross deferred tax liabilities                     -          (1,041)
                                                     --          ------

        Net deferred tax (liability) asset      $ 1,369          $  (24)
                                                -------          ------


(10) REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements by Federal banking agencies. The risk based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under those guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk weighted assets and off-balance sheet items. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Company's financial statements. As of December 31, 2003, the most recent notification from the federal banking regulator categorized the Company as well capitalized under the regulatory framework for prompt corrective action. Under the capital adequacy guidelines, a well capitalized institution must maintain a minimum total risk based capital to total risk weighted assets ratio of at least 10%, a minimum Tier 1 capital to total risk weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement or directive. There are no conditions or events since such notification that management believes have changed this classification.

The following tables set forth the regulatory capital at December 31, 2003 and 2002, under the rules applicable at such dates. At such dates, management believes that the Company and the Bank meet all capital adequacy requirements to which they are subject.

                                                                         December 31, 2003
                                                    ---------------------------------------------------------
                                                              Actual                   Regulatory Minimum
                                                    ---------------------------------------------------------
(Dollars in thousands)                               Amount           Ratio           Amount         Ratio
                                                    ---------------------------------------------------------

Tier 1 Capital (to Average Adjusted Assets)
     The Company                                    $  34,646         7.10 %         $  19,506         4.00 %
     The Bank                                          29,552         6.06              19,496         4.00

Tier 1 Capital (to Risk Weighted Assets)
     The Company                                       34,646        11.36              12,203         4.00
     The Bank                                          29,552         9.70              12,186         4.00

Total Risk Based Capital (to Risk Weighted Assets)
     The Company                                       36,936        12.11              24,406         8.00
     The Bank                                          31,842        10.45              24,373         8.00


                                                                        December 31, 2002
                                                    ---------------------------------------------------------
                                                              Actual                   Regulatory Minimum
                                                    ---------------------------------------------------------
(Dollars in thousands)                               Amount           Ratio           Amount         Ratio
                                                    ---------------------------------------------------------

Tier 1 Capital (to Average Adjusted Assets)
     The Company                                    $  31,246         7.44 %         $  16,807         4.00 %
     The Bank                                          25,669         6.11              16,791         4.00

Tier 1 Capital (to Risk Weighted Assets)
     The Company                                       31,246        11.15              11,212         4.00
     The Bank                                          25,669         9.17              11,201         4.00

Total Risk Based Capital (to Risk Weighted Assets)
     The Company                                       33,592        11.98              22,424         8.00
     The Bank                                          28,015        10.00              22,402         8.00




(11) LEASE COMMITMENTS

The Company has obligations under a number of non-cancelable leases on properties used for banking purposes. Rental expense for the years ended December 31, 2003, 2002, and 2001 was approximately $908,000, $762,000, and
$677,000, respectively. Minimum annual rentals, exclusive of taxes and other charges, under operating leases are summarized as follows:

                 Years ending December 31,            Amount
                 -------------------------------------------
                                (In thousands)
                           2004                    $    1,077
                           2005                         1,122
                           2006                         1,095
                           2007                         1,031
                           2008                           903
                        Thereafter                      7,405
                                                        -----
                           Total                   $   12,633
                                                   ----------

(12) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth as follows:

                                                December 31, 2003                    December 31, 2002
                                          ----------------------------------------------------------------
                                             Carrying        Estimated          Carrying         Estimated
(In thousands)                                 Value        Fair Value            Value         Fair Value
                                          ----------------------------------------------------------------


Cash and due from banks                   $    21,447          21,447         $    20,443           20,443
Interest earning deposits                          98              98                  47               47
Federal funds sold                             25,200          25,200               5,300            5,300
Securities held-to-maturity                    12,474          14,438              12,461           14,027
Securities available-for-sale                 216,967         216,967             219,590          219,590
Federal Home Loan Bank Stock, at cost           3,050           3,050               3,588            3,588
Loans, held-for-sale                            2,360           2,400               1,189            1,219
Loans, net of unearned income
     and deferred fees                        226,128         228,226             216,542          219,986
Accrued interest receivable                     2,401           2,401               2,654            2,654
Bank owned life insurance                       8,213           8,213               7,859            7,859
Deposits:
     Demand, savings, NOW and
       money market deposits                  326,656         326,656             283,113          283,113
     Time certificates and
       other time deposits                     98,787          97,249             117,421          115,780
Borrowings                                     61,000          58,677              55,000           54,535
Subordinated debentures                         7,732           7,344               7,732            7,120



Cash and Due from Banks, Interest Earning Deposits, Federal Funds Sold, and Securities

The carrying amounts for cash and due from banks approximate fair value as they mature in 90 days or less and do not present unanticipated credit concerns. Interest earning deposits are subject to rate changes at any time and therefore are considered to be carried at their estimated fair value. The fair values of federal funds sold, held-to-maturity securities and available-for-sale securities are estimated based on bid quotations received from securities dealers or from prices obtained from firms specializing in providing securities pricing services.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit risks. For potential problem loans, which includes non-performing loans, the present value result is separately discounted consistent with management's assumptions in evaluating the adequacy of the allowance for loan losses.

Deposits

All deposits, except certificates of deposit, are subject to rate changes at any time, and therefore are considered to be carried at estimated fair value. The fair value of certificates of deposit was estimated by computing the present value of contractual future cash flows for each certificate. The present value rate utilized was the rate offered by the Company at the date of estimation on certificates with an initial maturity equal to the term of the existing certificates.

Borrowings and Subordinated Debentures

The estimated fair values of borrowings and subordinated debentures are valued using estimated discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

Commitments

The fair value of commitments is estimated using the fees charged at the date of estimation to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The commitments existing at December 31, 2003 and 2002 would be offered at substantially the same rates and under substantially the same terms that would be offered by the Company at December 31, 2003 and 2002 to the counter parties, therefore, the carrying value of existing commitments is considered to be equivalent to the estimated fair value.

Limitations

SFAS No. 107 requires disclosures of the estimated fair value of financial instruments. Fair value estimates are made at a specific time, based on relevant market information about the financial instrument. Those estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument nor the resultant tax ramifications or transaction costs. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets of the Company that are not considered financial assets include premises and equipment and deferred tax assets. In addition, the tax ramifications related to the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.


(13) EARNINGS PER SHARE RECONCILIATON


The following table is the reconciliation of basic and diluted EPS as required under SFAS 128 for the years ended December 31, 2003, 2002 and 2001:

(In thousands, except share and per share amounts)                                 2003               2002           2001
                                                                               -------------------------------------------

              Net income available to common shareholders                        $ 3,328            $ 2,837        $ 1,962
              Total weighted average common shares outstanding                 1,472,263          1,444,791      1,452,889
              Basic earnings per common share                                    $  2.26            $  1.96        $  1.35
                                                                                 -------            -------        -------

              Total weighted average common shares outstanding                 1,472,263          1,444,791      1,452,889
              Effect of dilutive securities: Stock Options                        70,504             50,849         25,133
                                                                                  ------             ------         ------
              Total average common and common equivalent shares                1,542,767          1,495,640      1,478,022
              Diluted earnings per common share                                  $  2.16            $  1.90        $  1.33
                                                                                 -------            -------        -------


(14) OTHER COMMITMENTS AND CONTINGENT LIABILITIES

a.   Off-Balance Sheet Risks

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Those financial instruments include commitments to extend credit and unused lines of credit. Such financial instruments are reflected in the Company's financial statements when and if proceeds associated with the commitments are disbursed.

The Company's exposure to credit loss for commitments to extend credit and unused lines of credit in the event of nonperformance by the other party to the financial instrument is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

                                                               Contract or notional amounts

                                                        December 31, 2003         December 31, 2002
                                                        -------------------------------------------

(In thousands)                                              Variable                  Variable
                                                        -------------------------------------------

Financial instruments whose contract
     amounts represent credit risk:
     Commitments to extend credit                          $    8,886                $   13,695
     Unused lines of credit                                    39,446                    22,091
                                                               ------                    ------
                                                           $   48,332                $   35,786
                                                           ----------                ----------


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

b.   Obligations Under Guarantees

As of December 31, 2003, the Company had issued guarantees in the form of standby letters of credit. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The guarantees are generally extended for a term of one year, and are secured in a manner similar to existing extensions of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. For each guarantee issued the Company would have to perform under the guarantee if the customer defaults on a payment. The Company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company has recorded such guarantees at their respective fair values as an "other liability". The following table summarizes the Company's standby letters of credit at December 31, 2003:

                                Expire within    Expire after    Total outstanding     Maximum potential amount of
(in thousands)                    one year         one year           amount                 future payments
------------------------------------------------------------------------------------------------------------------
Standby letters of credit        $   808         $   250           $   1,058                  $   1,058
------------------------------------------------------------------------------------------------------------------

c.   Securities

At December 31, 2003, the Bank had an outstanding commitment to purchase $5.0 million of investment securities.

b.   Other Matters

The Company is required to maintain balances with the Federal Reserve Bank of New York for reserve and clearing requirements. The amount of this reserve requirement, included in cash and due form banks, is $450,000 at December 31, 2003..

The Company is subject to certain pending and threatened legal actions, which arise out of the normal course of business. Management believes that the resolution of any pending or threatened litigation will not have a material effect on the Company's financial statements.

(15) STOCK OPTION & EMPLOYEE BENEFIT PLANS

The Long Island Financial Corp. 1998 Stock Option Plan (the Stock Option Plan) currently authorizes the granting of options to purchase 330,000 shares of common stock of the Company. All officers and other employees of the Company and directors of the Company are eligible to receive awards under the Stock Option Plan. Options under this plan are either non-statutory stock options or incentive stock options. Each option entitles the holder to purchase one share of the Common Stock at an exercise price equal to the fair market value on the date of grant. At December 31, 2003, 88,450 options to purchase shares of common stock are available for future grants. Option transactions for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                                          Number of Shares of
                                                       ----------------------------------------------------
                                                                                  Non              Weighted
                                                       Incentive               Qualified            Average
                                                         Stock                Options to           Exercise
                                                       Options                 Directors             Price
                                                       ----------------------------------------------------

Balance outstanding at December 31, 2000                47,750                   84,000            $ 12.27
     Granted                                            10,750                   10,500              13.50
     Forfeited                                           1,000                        -              12.41
     Exercised                                             500                        -              12.05
                                                           ---                       --
Balance outstanding at December 31, 2001                57,000                   94,500            $ 12.46
     Granted                                            15,500                    9,800              16.95
     Exercised                                               -                    6,300              12.43
                                                            --                    -----
Balance Outstanding at December 31, 2002                72,500                   98,000            $ 13.11
     Granted                                            32,250                   32,500              25.00
     Forfeited                                             500                        -              15.57
     Exercised                                           1,750                   33,938              12.89
                                                         -----                   ------
Balance Outstanding at December 31, 2003               102,500                   96,562            $ 17.01

Options exercisable at December 31, 2003                62,700                   59,462            $ 14.05


Life insurance benefits are provided to certain executive officers and Directors of the Company. In connection with those benefits, the Company purchased, net, an additional $1.1 million in bank owned life insurance in 2002, which is carried at its cash surrender value as an asset in the consolidated balance sheets. Increases in the cash surrender value of the insurance are reflected as other operating income, and the related mortality expense is recognized as salaries and employee benefits in the consolidated statements of earnings.

(16) CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The earnings or losses of subsidiaries are recognized by the Company using the equity method of accounting. Accordingly, undistributed earnings or losses of the subsidiaries are recorded as increases or decreases in the Company's investment in the subsidiaries. The following are the condensed financial statements of the Company as of and for the years ended December 31, 2003 and 2002.

                                              Condensed Balance Sheets
---------------------------------------------------------------------------------------------------------------------

(in thousands)                                                                          December 31,
                                                                                   2003                 2002
                                                                                   -------------------------
Assets:

Cash and cash equivalents                                                       $  4,321            $   5,262
Investment in subsidiaries                                                        28,831               27,532
Other assets                                                                       1,466                  950
                                                                                   -----                  ---
         Total assets                                                             34,618               33,744
                                                                                  ------               ------

Liabilities and Stockholders' Equity:

Other liabilities                                                                    468                  439
Subordinated debentures                                                            7,732                7,732
Stockholders' equity                                                              26,418               25,573
                                                                                  ------               ------
     Total liabilities and stockholders' equity                                 $ 34,618            $  33,744
                                                                                --------            ---------



                                          Condensed Statements of earnings
---------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                  For the years ended December 31,
                                                                                --------------------------------
                                                                                    2003                2002
                                                                                    ------------------------

Dividends received from subsidiaries                                            $      -            $  3,000
Interest income                                                                       50                  57
                                                                                      --                  --
         Total income                                                                 50               3,057

Subordinated debt                                                                    829                 824
Other operating expense                                                               62                  84
                                                                                      --                  --
         Total expense                                                               891                 908

Income (loss) before income tax benefit and equity in
       undistributed earnings of subsidiaries                                       (841)              2,149
Income tax benefit                                                                   315                 326
                                                                                     ---                 ---

Income (loss) before equity in undistributed earnings of the subsidiaries           (526)              2,475
Equity in undistributed earnings of subsidiaries                                   3,854                 362
                                                                                   -----                 ---

         Net income                                                             $  3,328            $  2,837
                                                                                --------            --------

                                         Condensed Statements of cash flows
---------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                  For the years ended December 31,
                                                                                --------------------------------
                                                                                    2003                2002
                                                                                    ------------------------
Cash flows from operating activities:

Net income                                                                      $  3,328            $  2,837
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Equity in the undistributed earnings of subsidiaries                         (3,854)               (362)
     Change in other assets and liabilities
           Increase in other assets                                                 (516)               (306)
           Increase in other liabilities                                              29                  40
                                                                                      --                  --
              Net cash (used in) provided by operating activities                 (1,013)              2,209


Cash flows from financing activities:

     Payments for cash dividends                                                    (620)               (535)
     Exercise of stock options                                                       516                  90
     Shares issued under dividend reinvestment
         and stock purchase plan                                                     176                   -
                                                                                     ---                  --
              Net cash provided by (used in) financing activities                     72                (445)

              Net (decrease) increase in cash and cash equivalents                  (941)              1,764
     Cash and cash equivalents at beginning of year                                5,262               3,498
                                                                                   -----               -----
     Cash and cash equivalents at the end of the year                           $  4,321            $  5,262
                                                                                --------            --------



                                              Quarterly Financial Data
                                                     (Unaudited)


The following is a summary of financial data by quarter end for the years ended December 31, 2003 and 2002:

                                               2003                                           2002
                             ----------------------------------------------------------------------------------------
                               1st        2nd        3rd        4th           1st        2nd       3rd          4th
                             Quarter    Quarter    Quarter    Quarter       Quarter    Quarter    Quarter     Quarter
                             ----------------------------------------------------------------------------------------

                                                            (In thousands, except share data)

Selected Operating Data:
Interest income             $  6,098   $  5,932   $  5,848   $  6,136      $  5,770   $  5,906   $  5,793    $  5,858
Interest expense               2,393      2,361      2,176      2,162         2,518      2,515      2,488       2,382
                               -----      -----      -----      -----         -----      -----      -----       -----
Net interest income            3,705      3,571      3,672      3,974         3,252      3,391      3,305       3,476
Provision for loan losses         60          -          -          -            90         60         60          60
                                  --         --         --         --            --         --         --          --
Net interest income
     after provision for
     loan losses               3,645      3,571      3,672      3,974         3,162      3,331      3,245       3,416
Other operating income           948      1,063      1,136      1,271           797        791        846         820
Other operating expenses       3,349      3,418      3,574      3,735         2,866      2,903      3,062       3,253
                               -----      -----      -----      -----         -----      -----      -----       -----
Income before income taxes     1,244      1,216      1,234      1,510         1,093      1,219      1,029         983
Income taxes                     446        434        440        556           375        420        353         339
                                 ---        ---        ---        ---           ---        ---        ---         ---
Net income                  $    798   $    782   $    794   $    954      $    718   $    799   $    676    $    644
                            --------   --------   --------   --------      --------   --------   --------    --------

Basic earnings per share    $    .55   $    .53   $    .54   $    .64      $    .50   $    .55   $    .47    $    .45
                            --------   --------   --------   --------      --------   --------   --------    --------
Diluted earnings per share  $    .53   $    .51   $    .51   $    .61      $    .49   $    .53   $    .45    $    .43
                            --------   --------   --------   --------      --------   --------   --------    --------

Basic weighted average
     common shares
     outstanding           1,449,530  1,471,263  1,481,347  1,486,405     1,440,405  1,446,226  1,446,226   1,446,226
Diluted weighted average
     common shares
     outstanding           1,513,895  1,547,694  1,555,731  1,560,789     1,472,264  1,497,044  1,503,461   1,507,172


                          Independent Auditors' Report


To The Stockholders And Board of Directors of Long Island Financial Corp.:

     We have audited the accompanying consolidated balance sheets of Long Island Financial Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Long Island Financial Corp. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


New York, New York
February 13, 2004

Capital Stock

     The common stock of Long Island Financial Corp. trades on the NASDAQ National Market under the symbol "LICB". The following table shows the high and low sales price of the common stock and the dividends declared during the period indicated in 2003 and 2002.

                                                          Dividends
                                 High           Low       Declared
                                ----------------------------------


    2003
            1st Quarter         $ 27.25      $ 22.56       $ 0.10
            2nd Quarter         $ 31.50      $ 26.60       $ 0.10
            3rd Quarter         $ 30.50      $ 26.50       $ 0.10
            4th Quarter         $ 31.49      $ 26.57       $ 0.12


    2002
            1st Quarter         $ 18.30      $ 16.00       $ 0.09
            2nd Quarter         $ 22.49      $ 18.35       $ 0.09
            3rd Quarter         $ 23.42      $ 20.00       $ 0.09
            4th Quarter         $ 23.50      $ 20.90       $ 0.10




At December 31, 2003, there were approximately 344 shareholders of record not including the number of persons or entities holding stock in nominee or street name though various brokers and banks. There were 1,488,311 shares of common stock outstanding at December 31, 2003.













A copy of the Form 10-K as filed with the Securities and Exchange Commission and the Company's Code of Ethics and Business Conduct may be obtained by stockholders without charge upon written request to Thomas Buonaiuto, Vice President & Treasurer, Long Island Financial Corp., One Suffolk Square, 1601 Veterans Memorial Highway, Islandia, LI, NY 11749