Form 10-K, Exhibit 13
period 2004-12-31
LONG ISLAND FINANCIAL CORP
filed 2005-03-16
CIK 1070517

Exhibit 13. Portions of the 2004 Annual Report to Stockholders

SELECTED FINANCIAL DATA

The following tables set forth selected financial data for the last five years.

                                                              At or for the years ended December 31,
                                                ------------------------------------------------------------------
                                                2004            2003          2002           2001            2000
                                                ------------------------------------------------------------------
                                                             (Dollars in thousands, except share data)

Selected Operating Data:
Interest income                            $   26,725     $    24,014    $   23,327     $   22,945     $   20,996
Interest expense                                9,305           9,092         9,903         12,039         11,401
Net interest income                            17,420          14,922        13,424         10,906          9,595
Provision for loan losses                       6,325              60           270            150            150
Other operating income                          7,198           4,418         3,254          2,139          1,566
Other operating expenses                       15,656          14,076        12,084          9,910          8,377
Income before income taxes                      2,637           5,204         4,324          2,985          2,634
Income taxes                                      830           1,876         1,487          1,023            880
                                                  ---           -----         -----          -----            ---
     Net income                            $    1,807     $     3,328    $    2,837     $    1,962     $    1,754
                                                -----           -----         -----          -----          -----

     Basic earnings per share              $     1.20     $      2.26    $     1.96     $     1.35     $     1.10
                                                 ----            ----          ----           ----           ----
     Diluted earnings per share            $     1.14     $      2.16    $     1.90     $     1.33     $     1.10
                                                 ----            ----          ----           ----           ----

Selected Financial Condition Data:
Total assets                               $  554,809     $  524,671     $  492,183     $  438,622     $  333,166
Loans, net                                    237,886        223,838        214,196        175,297        134,142
Allowance for loan losses                       5,591          2,290          2,346          2,028          1,872
Securities                                    283,739        232,491        235,639        217,282        169,422
Deposits                                      418,295        425,443        400,534        345,917        273,189
Borrowed funds                                 98,500         61,000         55,000         59,500         29,000
Subordinated debentures                         7,732          7,732          7,732          7,732          7,732
Stockholders' equity                           27,037         26,418         25,573         21,127         19,261
Book value per share                       $    17.86     $    17.75     $    17.68     $    14.67     $    13.02
Stockholders' equity, as adjusted (1)      $   28,848     $   27,146     $   23,746     $   21,354     $   20,428
Book value per share, as adjusted (1)      $    19.06     $    18.24     $    16.42     $    14.83     $    13.81
Shares outstanding                          1,513,478      1,488,311      1,446,226      1,439,926      1,479,426

Average Balance Sheet Data:
Total assets                               $  547,808     $  476,472     $  409,187     $  346,217     $  294,116
Loans, net                                    239,174        218,614        193,194        155,303        131,165
Securities                                    275,949        214,817        176,306        155,833        145,291
Demand deposits                                99,172         90,793         70,198         51,487         40,842
Savings deposits                              107,488         92,565         63,231         39,221         31,507
NOW and money market deposits                  94,313         77,500         58,448         49,431         43,865
Certificates of deposit                        83,797        105,808        125,129        129,246        106,079
Borrowed funds                                124,168         72,922         57,214         44,249         47,451
Subordinated debentures                         7,732          7,732          7,732          7,732          2,451
Stockholders' equity                       $   26,942     $   25,729     $   23,409     $   20,689     $   18,138


                                                             At or for the years ended December 31,
                                              ------------------------------------------------------------------
                                               2004           2003            2002           2001           2000
                                              ------------------------------------------------------------------
                                                                     (Dollars in thousands)
Performance Ratios:
Return on average assets                          .33 %          .70 %         .69  %          .57 %          .60 %
Return on average equity                         6.71          12.93          12.12           9.48           9.67
Average equity to average assets                 4.92           5.40           5.72           5.98           6.17
Equity to total assets at end of year            4.87           5.04           5.20           4.82           5.78
Interest rate spread (2)                         2.95           2.91           3.03           2.65           2.63
Net interest margin (3)                          3.38           3.39           3.57           3.38           3.46
Ratio of average interest-earning assets to
     average interest-bearing liabilities        1.24           1.23           1.21           1.20           1.17
Non-interest expense to average assets           2.86           2.95           2.95           2.86           2.85
Efficiency ratio (4)                            63.60          72.78          72.45          75.97          75.06
Dividend payout ratio                           40.00          18.58          18.88          24.44          29.09



Asset Quality Ratios and Other Data:
Total non-performing loans                 $       89     $        -     $      307      $     178       $    416
Allowance for loan losses                       5,591          2,290          2,346          2,028          1,872
Non-performing loans as a percent of
     total loans (5) (6)                         0.04 %            - %          .14 %          .10 %          .31 %
Non-performing loans as a percent of
     total assets (5)                            0.02 %            - %          .06 %          .04 %          .12 %
Allowance for loan losses as a percent of:
     Non-performing loans (5)                   6,282 %            - %          764 %        1,139 %          450 %
     Total loans (6)                             2.30 %         1.01 %         1.08 %         1.14 %         1.38 %
Full service offices                               12             12             11              8              6


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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

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

GENERAL OVERVIEW

Long Island Financial Corp. ("the Company") is a registered financial holding company, organized in 1999, and the parent company of Long Island Commercial Bank ("the Bank"). The Bank, which began operations in January, 1990, is a New York state-chartered commercial bank, which is engaged in commercial and consumer banking in Islandia, New York and the surrounding communities in Suffolk and Nassau counties and in Kings County. In addition to providing commercial and consumer banking services to its clients, the Company offers financial planning and insurance services through separate subsidiaries of the Company. The array of products and services offered by the Company allows it to generate multiple relationships with existing clients, attract new clients, and operate as a competitive provider of financial products and services in the markets it serves.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses and other operating income. The Company's other operating expenses consist principally of salaries and employee benefits, occupancy, premises and equipment expense, and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and action of regulatory authorities.

The Company originates residential real estate loans primarily in its market area. The Company sells the majority of the residential real estate loans it originates together with the servicing rights to those loans on a non-recourse basis to institutional investors. The Company limits its exposure to interest rate fluctuations and credit risk on those loans by obtaining, at the point of origination, a commitment from an institutional investor to purchase that loan from the Company. Further, by selling the servicing rights to the loans, the Company avoids the associated risks and expenses of managing and servicing a loan portfolio. Income is generated from the premiums received on the sale of loans with servicing rights and on the fees charged and interest earned during the period the Company holds the loans for sale.

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

In evaluating the portfolio, management takes into consideration numerous factors such as the Company's loan growth, prior loss experience, present and potential risks of the loan portfolio, risk ratings assigned by lending personnel, ratings assigned by the independent loan review function, the present financial condition of the borrowers, current economic conditions, and other portfolio risk characteristics. The Company's formalized process for assessing the adequacy of the allowance for loan losses and the resultant need, if any, for periodic provisions to the allowance charged to income consists of both individual loan analyses and loan pool analyses. The individual loan analyses are periodically performed on individually significant loans or when otherwise deemed necessary and primarily encompass commercial real estate and commercial and industrial loans. Management believes that the Company's allowance for loan losses at December 31, 2004 is adequate to provide for estimated probable losses inherent in the portfolio.

SECURITIES

The fair value of most securities classified as held-to-maturity or available-for-sale are based upon quoted market prices. If quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments.

DEFERRED TAX ASSET

The Company uses an estimate of future earnings to support the position that the benefit of the deferred tax asset will be realized. If future income should prove non-existent or less than the amount of the deferred tax asset within the tax years to which they may be applied, the asset may not be realized and net income will be reduced.

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

At December 31, 2004, 79.9% of the Company's gross loans had adjustable interest rates and its loan portfolio had an average weighted maturity of 9.6 years. At such date, $28.6 million, or 10.3%, of the Company's securities had adjustable interest rates, and its available-for-sale securities portfolio had an average contractual maturity of 7.2 years. At December 31, 2004, the Company had $36.9 million of time deposits with maturities of one year or less and $9.9 million of time deposits of $100,000 or more, which tend to be less stable sources of funding as compared to core deposits, and represented 11.0% of the Company's interest-bearing liabilities. Due to the Company's level of shorter term time deposits, the cost of funds of the Company may increase at a greater rate in a rising rate environment than if it had a greater amount of core deposits which, in turn, may adversely affect net interest income and net income.

The interest rate sensitivity of the Company is monitored by management through the use of a quarterly interest rate risk analysis model which evaluates (i) the potential change in net interest income over the succeeding four quarter periods and (ii) the potential change in the fair market value of equity of the Company ("Net Economic Value of Equity"), which would result from an instantaneous and sustained interest rate change from a static position to plus or minus 200 basis points, in 100 basis point increments.

At December 31, 2004, the effects of instantaneous and sustained interest rate changes on the Company's Net Interest Income and Net Economic Value of Equity would be as follows:

             Change in                     Potential Change in                       Potential Change in
           Interest Rates                  Net Interest Income                  Net Economic Value of Equity
           in Basis Points               $ Change      % Change                  $ Change          % Change
           ---------------               --------      --------                  ---------         --------
                                               (Dollars in thousands)
                200                      $(1,448)        (7.50) %               $ (5,917)           (16.96) %
                100                         (679)        (3.52)                   (2,563)            (7.35)
              Static                          --            --                        --                --
               (100)                      (1,090)        (5.65)                      297               .85
               (200)                      (2,470)       (12.80)                   (1,391)            (3.99)

ANALYSIS OF NET INTEREST INCOME

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon both the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth certain information relating to the consolidated average balance sheets of the Company and its consolidated statements of earnings for the years ended December 31, 2004, 2003 and 2002, and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively. Average balances are derived from average daily balances.

                                                                         Years Ended December 31,

                                                  2004                            2003                       2002

                                      Average            Yield /     Average             Yield /  Average            Yield /
                                      Balance  Interest   Cost       Balance   Interest   Cost    Balance  Interest   Cost


                                                                        (Dollars in thousands)
Assets:
Interest-earning assets:
     Federal funds sold and
         interest-earning deposits   $      839  $    9   1.07%    $    6,365   $   67    1.05%  $    6,344  $   106  1.67  %
     Securities (1)                     275,949  10,880   3.94        214,817    8,721    4.06      176,306    8,694  4.93
     Loans, net of unearned income
         and deferred fees (2)          239,174  15,836   6.62        218,614   15,226    6.96      193,194   14,527  7.52
                                        -------  ------               -------   ------              -------   ------
     Total interest-earning assets      515,962  26,725   5.18        439,796   24,014    5.46      375,844   23,327  6.21
Non-interest-earning assets              31,846                        36,676                        33,343
                                         ------                        ------                        ------
Total assets                         $  547,808                    $  476,472                    $  409,187
                                        -------                       -------                       -------

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
     Savings deposits                $  107,488  $ 1,250  1.16%    $   92,565   $1,142    1.23%  $   63,231  $ 1,037  1.64  %
     NOW and money
         market deposits                 94,313     841    .89         77,500      672     .87       58,448      661  1.13
     Certificates of deposit             83,797   2,490   2.97        105,808    3,509    3.32      125,129    4,703  3.76
                                         ------   -----               -------    -----              -------    -----
     Total interest-bearing deposits    285,598   4,581   1.60        275,873    5,323    1.93      246,808    6,401  2.59
     Borrowed funds                     124,168   3,892   3.13         72,922    2,939    4.03       57,214   2,677   4.68
     Subordinated debentures              7,732     832  10.76          7,732      830   10.73        7,732      825 10.67
                                          -----     ---                 -----      ---                -----      ---
Total interest-bearing liabilities      417,498   9,305   2.23        356,527    9,092    2.55      311,754    9,903  3.18
Other non-interest bearing
         liabilities                    103,368                        94,216                        74,024
                                        -------                        ------                        ------
Total liabilities                       520,866                       450,743                       385,778

Stockholders' equity                     26,942                        25,729                        23,409
                                         ------                        ------                        ------
Total liabilities and
         stockholders' equity        $  547,808                    $  476,472                    $  409,187
                                        -------                       -------                       -------
Interest income / interest
         rate spread (3)                       $ 17,420   2.95%               $ 14,922    2.91%             $ 13,424  3.03  %
                                                 ------   ----                  ------    ----                ------  ----
Net interest margin (4)                                   3.38%                           3.39%                       3.57  %
                                                          ----                            ----                        ----
Ratio of interest-earning assets to
         interest-bearing liabilities                     1.24                            1.23                        1.21
                                                          ----                            ----                        ----

(1)  Amounts  include  Federal  Home  Loan  Bank  Stock,  at  cost.   Unrealized
     appreciation/depreciation on available-for-sale  securities are recorded in non-interest-earning assets.

(2) Amounts exclude the allowance for loan losses and include non-performing loans.

(3) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(4) Net interest margin represents net interest income divided by average interest-earning assets.

The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the interest income and interest expense of the Company during the periods indicated. Information is provided in each category with respect to (i) changes attributable tochanges in volume (change in volume multiplied by prior rate), (ii) changes attributable to changes in rate (change in rate multiplied by prior volume) and (iii) the net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to separately reflect the changes due to volume and the changes due to rate:

                                                      Year Ended                             Year Ended
                                                   December 31, 2004                      December 31, 2003
                                                      Compared to                            Compared to
                                                      Year Ended                             Year Ended
                                                   December 31, 2003                      December 31, 2002

                                               Increase/(Decrease) Due to             Increase/(Decrease) Due to
                                            ---------------------------------------------------------------------
                                            Volume       Rate        Net             Volume       Rate        Net
                                            ---------------------------------------------------------------------
                                                                    (Dollars in thousands)
Interest-earning assets:
Federal funds sold and interest-
     earning deposits                     $     (59)         1       (58)           $      -         (39)      (39)
Securities (1)                                2,417       (258)    2,159               1,714      (1,687)       27
Loans, net of unearned income
     and deferred fees (2)                    1,386       (776)      610               1,821      (1,122)      699
                                              -----        ---       ---               -----       -----       ---
Total interest-earning assets                 3,744     (1,033)    2,711               3,535      (2,848)      687
                                              -----      -----       ---               -----       -----       ---
Interest-bearing liabilities:
Deposits:
     Savings deposits                           177        (69)      108                 403        (298)      105
     NOW and money market deposits              150         19       169                 186        (175)       11
     Certificates of deposit                   (679)      (340)   (1,019)               (678)       (516)   (1,194)
                                                ---        ---     -----                 ---         ---     -----
     Total interest-bearing deposits           (352)      (390)    (742)                 (89)       (989)   (1,078)
Borrowed funds                                1,717       (764)      953                 667        (405)      262
Subordinated debentures                           -          2         2                   -           5         5
                                                ---          -         -                 ---           -         -
     Total interest-bearing liabilities   $   1,365     (1,152)      213            $    578      (1,389)     (811)
                                              -----      -----       ---                 ---       -----       ---
Net change in interest income                                      2,498                                     1,498
                                                                   -----                                     -----
------------------------------------------------------------------------------------------------------------------
(1)  Amounts  include  Federal  Home  Loan  Bank  Stock,  at  cost.   Unrealized
     appreciation/depreciation on available-for-sale  securities are recorded in non-interest-earning assets.
(2)  Amounts  exclude the allowance  for loan losses and include  non-performing loans.


COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2004 AND 2003

Total assets increased by $30.1 million, or 5.7%, from $524.7 million at December 31, 2003, to $554.8 million at December 31, 2004. The increase in assets is attributable to a $61.8 million, or 28.5%, increase in securities available-for-sale, which increased from $217.0 million at December 31, 2003, to $278.8 million at December 31, 2004. This increase was the result of the Company's decision to expand the securities available-for-sale portfolio, primarily funded from the sale of $12.5 million of securities classified as held-to-maturity, federal funds sold, and borrowed funds. In addition, loans, net of unearned income and deferred fees, increased $17.4 million, or 7.7%, from $226.1 million at December 31, 2003, to $243.5 million at December 31, 2004. The growth in loans resulted from increases of $25.1 million, or 17.3%, in the commercial real estate loan portfolio and $3.7 million, or 8.6%, in the commercial and industrial loan portfolio, offset by a decrease in the automobile loan portfolio of $17.0 million, or 41.4%. The Company ceased origination of automobile loans in March 2004. Offsetting asset growth, cash and cash equivalents decreased $36.4 million, or 77.9%, reflecting the timing and balances of seasonal municipal deposits and the redeployment of federal funds sold to fund asset growth. At December 31, 2004, and 2003, seasonal municipal deposits amounted to $58.6 million and $71.8 million, respectively. Deferred tax asset, net, increased $1.8 million, from $1.4 million at December 31, 2003, to $3.2 million at December 31, 2004, which, in turn, was directly related to both the $1.1 million increase in accumulated other comprehensive loss, and the $6.3 million provision for loan losses for the year ended December 31, 2004. Prepaid expenses and other assets increased $1.0 million, from $1.5 million at December 31, 2003, to $2.5 million at December 31, 2004, primarily due to an increase in receivables related to the automobile loan portfolio.

Total deposits decreased $7.1 million, or 1.7%, from $425.4 million at December 31, 2003, to $418.3 million at December 31, 2004. That decrease is primarily attributable to a decrease in other time deposits, which decreased $26.6 million, or 31.1%, from $85.5 million at December 31, 2003 to $58.9 million at December 31, 2004. In addition, time deposits, $100,000 or more, decreased $3.4 million, or 25.7%, from $13.3 million at December 31, 2003, to $9.9 million at December 31, 2004. Offsetting those decreases, were increases in savings deposits of $18.9 million, or 18.1%, from $104.2 million at December 31, 2003, to $123.1 million at December 31, 2004, and in demand deposits of $1.2 million, or 1.2%, from $98.7 million at December 31, 2003, to $99.9 million at December 31, 2004. In addition, NOW and money market deposits increased $2.8 million, or 2.2%, from $123.7 million at December 31, 2003, to $126.5 million at December 31, 2004, despite a $13.2 million decrease in seasonal municipal deposits. The growth in savings, demand, and NOW and money market deposits reflects the Bank's focus on the generation of core deposits to provide a low cost funding source and replace traditionally higher cost funding such as time deposits. The Bank, at various times when deemed appropriate, utilizes other time deposits and time deposits, $100,000 or more, as a funding source.

There were $27.5 million of federal funds purchased at December 31, 2004. Other borrowings, which consist of Federal Home Loan Bank advances, increased $10.0 million, or 16.4%, to $71.0 million at December 31, 2004. Subordinated debentures were $7.7 million at both December 31, 2004 and 2003.

Stockholders' equity increased $619,000 to $27.0 million at December 31, 2004, compared to $26.4 million at December 31, 2003. Increases to stockholders' equity included net income amounting to $1.8 million for the year ended December 31, 2004, augmented by proceeds from the dividend reinvestment and stock purchase plan and the exercise of stock options amounting to $618,000. Those amounts were offset in part by dividends declared of $723,000, and an increase in the accumulated other comprehensive loss on securities available-for-sale of $1.1 million.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

GENERAL

The Company reported net income of $1.8 million for the year ended December 31, 2004, or basic earnings per share of $1.20, and diluted earnings per share of $1.14, compared to net income of $3.3 million, or basic earnings per share of $2.26 and diluted earnings per share of $2.16 for the year ended December 31, 2003.

INTEREST INCOME

Interest income, increased $2.7 million, or 11.3%, to $26.7 million for the year ended December 31, 2004, from $24.0 million for the year ended December 31, 2003. The increase was primarily the result of a $76.2 million, or 17.3%, increase in the average balance of interest-earning assets to $516.0 million for the year ended December 31, 2004, from $439.8 million for 2003. The increase in the average balance of interest-earning assets was offset in part by a 28 basis point decrease in the average yield on interest-earning assets from 5.46% for the year ended December 31, 2003, to 5.18% for the year ended December 31, 2004. The decrease in average yield on interest-earning assets was attributable to a 12 basis point decrease in yield on securities which declined from 4.06% for the year ended December 31, 2003, to 3.94% for the year ended December 31, 2004. The average yield on loans, net of unearned income and deferred fees, decreased 34 basis points from 6.96% for the year ended December 31, 2003 to 6.62% for the year ended December 31, 2004. Partially offsetting the decline in yield from year to year was the $61.1 million, or 28.5%, increase in the average balance of securities from $214.8 million for the year ended December 31, 2003 to $275.9 million for the year ended December 31, 2004. The average balance of loans, net of unearned income and deferred fees, increased $20.6 million, or 9.4%, from $218.6 million for the year ended December 31, 2003, to $239.2 million, for the year ended December 31, 2004.

INTEREST EXPENSE

Interest expense for the year ended December 31, 2004, was $9.3 million, compared to $9.1 million for the year ended December 31, 2003, an increase of $213,000, or 2.3%. The increase in interest expense was the result of a $61.0 million increase in the average balance of interest-bearing liabilities which reflects a $9.7 million increase in the average balance of interest-bearing deposits and a $51.2 million increase in the average balance of borrowed funds from year to year. Offsetting the increase in the average cost of interest-bearing liabilities due to the increase in average balance of interest-bearing liabilities was a 32 basis point decrease in the average rate paid on interest-bearing liabilities from 2.55% for the year ended December 31, 2003, to 2.23% for the year ended December 31, 2004. The decrease in average rate paid on average interest-bearing liabilities reflects a 33 basis point decrease in the average rate paid on average interest bearing deposits and a 90 basis point decrease in the average rate paid on the average balance of borrowed funds.

Interest expense on interest-bearing deposits for the year ended December 31, 2004, decreased $742,000, or 13.9%, to $4.6 million from $5.3 million for the prior year. That decrease was primarily due to a 33 basis point decrease in the average rate paid on interest-bearing deposits from 1.93% for the year ended December 31, 2003, to 1.60% for 2004. Offsetting in part the decrease in the average rate paid was a $9.7 million year to year increase in the average balance of interest-bearing deposits. The increase in the average balance of interest-bearing deposits was the result of increases in the average balance of savings deposits of $14.9 million, or 16.1%, and NOW and money market deposits of $16.8 million, or 21.7%, partially offset by a $22.0 million, or 20.8%, decrease in the average balance of time deposits. The increase in average balances of savings and NOW and money market deposits is the result of the Company's focus on the development of competitive deposit products that meet the needs of its commercial and consumer clients while providing a lower cost source of funds.

Interest expense on borrowed funds for the year ended December 31, 2004, increased $953,000, or 32.4%, to $3.9 million from $2.9 million for 2003. The increase was primarily due to a $51.3 million, or 70.3%, increase in the average balance of borrowed funds from $72.9 million for the year ended December 31, 2003, to $124.2 million for the year ended December 31, 2004. Offsetting the increase in the average balance was a 90 basis point decrease in the average rate paid on borrowed funds from 4.03% for 2003, to 3.13% for 2004.

NET INTEREST INCOME

Net interest income increased by $2.5 million from $14.9 million for the year ended December 31, 2003, to $17.4 million for the year ended December 31, 2004. The average rate paid on interest-bearing liabilities for the period decreased 32 basis points from 2.55% in 2003 to 2.23% in 2004. The average yield on interest-earning assets for the year decreased 28 basis points from 5.46% in 2003 to 5.18% in 2004. The net interest rate spread increased by 4 basis points from 2.91% in 2003 to 2.95% in 2004.

PROVISION FOR LOAN LOSSES

The Company's provision for loan losses was $6.3 million and $60,000 for the years ended December 31, 2004, and December 31, 2003, respectively. The provision for loan losses reflects management's qualitative and quantitative assessment of the loan portfolio, net charge-offs and collection of delinquent loans. At December 31, 2004, and December 31, 2003, the allowance for loan losses amounted to $5.6 million and $2.3 million, respectively. The increase in the provision and allowance is attributable to realized and estimated losses in the automobile loan portfolio at December 31, 2004. The allowance for loan losses as a percentage of total loans was 2.30% at December 31, 2004, and 1.01% at December 31, 2003.

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

OTHER OPERATING INCOME

Other operating income increased by $2.8 million, or 62.9%, to $7.2 million for the year ended December 31, 2004, compared to $4.4 million for the year ended December 31, 2003. The increase is attributable to securities transactions resulting in gains of $2.9 million for 2004, compared to gains of $642,000 for 2003. Service charges on deposit accounts increased $351,000, or 17.1%, reflecting growth in the Company's depositor base. Income relating to earnings on bank owned life insurance increased $125,000, or 28.4%, as a result of proceeds received in conjunction with the death of the Company's Chairman.

OTHER OPERATING EXPENSES

Other operating expenses increased $1.6 million, or 11.2%, to $15.7 million for the year ended December 31, 2004, from $14.1 million for the year ended December 31, 2003. The increase in other operating expenses is primarily attributable to the recognition of $1.4 million in automobile loan expense which represents direct costs incurred relative to the automobile loan portfolio.

INCOME TAXES

Income taxes decreased $1.0 million, or 55.8%, from $1.9 million for the year ended December 31, 2003 to $830,000 for the year ended December 31, 2004 as a result of decreased income before income taxes and increased non-taxable income received as a result of proceeds received in conjunction with the death of the Company's Chairman. The effective tax rate for the year ended December 31, 2004 was 31.5% compared to 36.0% for the year ended December 31, 2003.

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

INTEREST EXPENSE

Interest expense for the year ended December 31, 2003, was $9.1 million, compared to $9.9 million for the year ended December 31, 2002, a decrease of $811,000, or 8.2%. The decrease in interest expense was the result of a 63 basis point decrease in the average rate paid on interest-bearing liabilities from 3.18% for the year ended December 31, 2002, to 2.55% for the year ended December 31, 2003. The decrease in average rate was offset in part by a $44.7 million, or 14.4%, increase in the average balance of total interest-bearing liabilities from $311.8 million for fiscal year 2002 to $356.5 million for fiscal year 2003. The increase in average interest-bearing liabilities reflects a $29.1 million increase in the average balance of interest-bearing deposits and a $15.7 million increase in the average balance of borrowed funds from year to year. There was no change in the average balance of subordinated debentures from December 31, 2002, to December 31, 2003.

Interest expense on interest-bearing deposits for the year ended December 31, 2003, decreased $1.1 million, or 16.8%, to $5.3 million from $6.4 million for the prior year. That decrease was primarily due to a 66 basis point decrease in the average rate paid on interest-bearing deposits from 2.59% for the year ended December 31, 2002, to 1.93% for 2003. Offsetting in part the decrease in the average rate paid was a $29.1 million increase year to year in the average balance of interest-bearing deposits. The increase in the average balance of interest-bearing deposits was the result of increases in the average balance of savings deposits of $29.3 million, or 46.4%, and NOW and money market deposits of $19.1 million, or 32.6%, partially offset by a $19.3 million decrease in the average balance of certificates of deposit. The increase in average balances of interest-bearing deposits is the result of the Company's branch expansion and the development of competitive deposit products that meet the needs of its commercial and consumer clients.

Interest expense on borrowed funds for the year ended December 31, 2003, increased $262,000, or 9.8%, to $2.9 million from $2.7 million for 2002. The increase was primarily due to a $15.7 million, or 27.5%, increase in the average balance of borrowed funds from $57.2 million for the year ended December 31, 2002, to $72.9 million for the year ended December 31, 2003. Offsetting the increase in the average balance was a 65 basis point decrease in the average rate paid on borrowed funds from 4.68% for 2002, to 4.03% for 2003.

NET INTEREST INCOME

Net interest income increased by $1.5 million from $13.4 million for the year ended December 31, 2002, to $14.9 million for the year ended December 31, 2003. The average rate paid on total interest-bearing liabilities for the period decreased 63 basis points from 3.18% in 2002 to 2.55% in 2003. The average yield on interest-earning assets for the year decreased 75 basis points from 6.21% in 2002 period to 5.46% in 2003. The net interest rate spread decreased by 12 basis points from 3.03% in 2002 to 2.91% in 2003.

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

The Company maintains levels of liquidity that it considers adequate to meet its current needs. The Company's principal sources of cash include incoming deposits, the repayment of loans and sales or calls of securities. When cash requirements increase faster than cash is generated, either through increased loan demand or withdrawal of deposited funds, the Company can arrange for the sale of loans, liquidate available-for-sale securities and access its lines of credit, totaling $6.0 million with unaffiliated financial institutions, which enable it to borrow funds on an unsecured basis. The Company has available overnight and one month lines of credit with the Federal Home Loan Bank of New York ("FHLB") equal to $63.5 million, which enable it to borrow funds on a secured basis. In addition, the Company could engage in other secured borrowings, including FHLB advances and securities sold under agreements to repurchase. At December 31, 2004 and 2003, FHLB advances amounted to $71.0 million and $61.0 million, respectively.

The primary investing activities of the Company are the purchase of securities available-for-sale and the origination of loans. During the years ended December 31, 2004, and 2003, the Company's purchases of securities classified as available-for-sale totaled $621.3 million and $606.8 million, respectively. Loan originations and principal repayments on loans, net, totaled $20.5 million and $9.8 million, for the years ended December 31, 2004 and 2003, respectively. Those activities were funded primarily by deposit growth, principal repayments on loans, borrowings, and principal repayments on securities.

The Company achieves what it considers "capital adequacy" through the continuous monitoring of its financial performance and plans for expansion. Sources of the Company's capital are generated primarily through current period earnings and the issuance of common stock via the dividend reinvestment plan or the exercise of stock options. Uses of capital currently result from the payment of dividends on common stock or the repurchase of common stock through a stock repurchase program. In February 2004, the Board of Directors approved a 5% stock repurchase program that enables the Company to repurchase approximately 74,000 shares of its outstanding common stock. There have been no repurchases made under that stock purchase program since its announcement. In determining the extent and timing of stock repurchase programs, the Company considers, in addition to capital adequacy, the effect on the Company's financial condition, average daily trading volume, and listing requirements applicable to The NASDAQ National Market(R). At December 31, 2004, the Company held 336,900 shares of treasury stock at an average cost of $12.40 per share.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), Share-Based Payment. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured on the fair value of the equity or liability instruments issued. SFAS No. 123 (Revised 2004) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt SFAS No. 123 (Revised 2004) on July 1, 2005 and is currently evaluating the impact the adoption of the standard will have on the Company's consolidated statements of earnings.

At December 31, 2003, the Company adopted FIN No. 46(R), "Consolidation of Variable Interest Entities." FIN No. 46, as revised in December, 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportionate to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. In accordance with the provisions of FIN No. 46(R), the Company deconsolidated a special purpose entity formed for the purpose of issuing Subordinated debentures. The deconsolidation of that subsidiary resulted in certain reclassifications of the consolidated balance sheets and consolidated statements of earnings but had no effect on net income. Those reclassifications have been made to prior year's amounts to conform them to the current year's presentation.

In March 2004, the SEC issued Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan Commitments." SAB No. 105 clarifies certain provisions of SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amended portions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and is effective for periods following June 30, 2004. Together, SAB No. 105 and SFAS No. 149 provide guidance with regard to accounting for loan commitments. Under SAB No. 105 and SFAS No. 149, loan commitments relating to the origination of mortgage loans that will be held for sale shall be accounted for as derivative instruments by the issuer of the commitment. The adoption of SFAS No. 149 on April 1, 2004, did not have any impact on the Company's consolidated financial statements, as the Company has determined that the loan commitments relating to the origination of the mortgage loans held-for-sale outstanding as of December 31, 2004 do not constitute a derivative instrument and therefore do not fall under the scope of SFAS 149. Such loans are originated and sold simultaneously to an institutional investor and therefore do not carry any inherent interest rate risk.

In March 2004, the FASB ratified Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain
Investments," ("EITF 03-1"), which provides guidance on recognizing other-than-temporary impairments on certain investments. EITF 03-1 is effective for other-than-temporary impairment evaluations for investments accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as well as non-marketable equity securities accounted for under the cost method for reporting periods beginning after June 15, 2004. On September 30, 2004, the FASB directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. This delay will be superseded concurrent with the final issuance of FASB Staff Position EITF 03-1-a. During the period of delay, the Company continues to apply the relevant "other-than-temporary" guidance under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."


                           CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)                                                            December 31,
                                                                                        ------------------------
                                                                                        2004                2003
                                                                                        ------------------------
Assets:

Cash and due from banks                                                              $   10,310          $   21,447
Interest earning deposits                                                                    37                  98
Federal funds sold                                                                            -              25,200
                                                                                         ------              ------
Total cash and cash equivalents                                                          10,347              46,745
Securities held-to-maturity (fair value of $14,438)                                           -              12,474
Securities available-for-sale, at fair value                                            278,814             216,967
Federal Home Loan Bank stock, at cost                                                     4,925               3,050
Loans, held for sale                                                                        604               2,360
Loans, net of unearned income and deferred fees                                         243,477             226,128
Less allowance for loan losses                                                           (5,591)             (2,290)
                                                                                          -----               -----
              Loans, net                                                                237,886             223,838
Premises and equipment, net                                                               5,422               5,756
Accrued interest receivable                                                               3,342               2,401
Bank owned life insurance                                                                 7,779               8,213
Deferred tax asset, net                                                                   3,169               1,369
Prepaid expenses and other assets                                                         2,521               1,498
                                                                                          -----               -----
              Total assets                                                           $  554,809          $  524,671
                                                                                        -------             -------

Liabilities and Stockholders' Equity:

Deposits:
    Demand deposits                                                                  $   99,876          $   98,693
    Savings deposits                                                                    123,142             104,231
    NOW and money market deposits                                                       126,509             123,732
    Time deposits, $100,000 or more                                                       9,863              13,272
    Other time deposits                                                                  58,905              85,515
                                                                                         ------              ------
              Total deposits                                                            418,295             425,443
Federal funds purchased and securities sold under agreements to repurchase               27,500                   -
Other borrowings                                                                         71,000              61,000
Subordinated debentures                                                                   7,732               7,732
Accrued expenses and other liabilities                                                    3,245               4,078
                                                                                          -----               -----
              Total liabilities                                                         527,772             498,253
                                                                                        -------             -------

Stockholders' equity:
    Common stock (par value $.01 per share; 10,000,000 shares authorized;
        1,850,378 and 1,825,211 shares issued; 1,513,478 and
        1,488,311 shares outstanding in 2004 and 2003, respectively)                         19                  18
    Surplus                                                                              21,590              20,973
    Accumulated surplus                                                                  11,417              10,333
    Accumulated other comprehensive loss                                                 (1,811)               (728)
    Treasury stock at cost, (336,900 shares in 2004 and 2003)                            (4,178)             (4,178)
                                                                                          -----               -----
              Total stockholders' equity                                                 27,037              26,418
                                                                                         ------              ------
              Total liabilities and stockholders' equity                             $  554,809          $  524,671
                                                                                        -------             -------
See accompanying notes to consolidated financial statements.

                                       14



                                                CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                For the years ended
(In thousands, except share data)                                                  December 31,
                                                                         --------------------------------
                                                                         2004         2003           2002
                                                                         --------------------------------

Interest income:
     Loans                                                             $  15,836     $ 15,226     $ 14,527
     Securities                                                           10,880        8,721        8,694
     Federal funds sold and earning deposits                                   9           67          106
                                                                           -----           --          ---
         Total interest income                                            26,725       24,014       23,327
                                                                          ------       ------       ------

Interest expense:
     Savings deposits                                                      1,250        1,142        1,037
     NOW and money market deposits                                           841          672          661
     Time deposits, $100,000 or more                                         231          334          699
     Other time deposits                                                   2,259        3,175        4,004
     Borrowed funds                                                        3,892        2,939        2,677
                                                                           -----        -----        -----
     Subordinated debentures                                                 832          830          825
                                                                             ---          ---          ---
         Total interest expense                                            9,305        9,092        9,903
                                                                           -----        -----        -----

         Net interest income                                              17,420       14,922       13,424

Provision for loan losses                                                  6,325           60          270
                                                                           -----           --          ---

         Net interest income after provision
           for loan losses                                                11,095       14,862       13,154
                                                                          ------       ------       ------

Other operating income:
     Service charges on deposit accounts                                   2,403        2,052        1,715
     Net gain on sales and calls of securities                             2,871          642           37
     Net gain on sale of residential loans                                   798          718          691
     Earnings on bank owned life insurance                                   565          440          370
     Other                                                                   561          566          441
                                                                             ---          ---          ---
         Total other operating income                                      7,198        4,418        3,254
                                                                           -----        -----        -----

Other operating expenses:
     Salaries and employee benefits                                        7,604        7,473        6,415
     Occupancy expense                                                     1,289        1,103          894
     Premises and equipment expense                                        1,467        1,386        1,186
     Automobile loan expense                                               1,350            -            -
     Other                                                                 3,946        4,114        3,589
                                                                           -----        -----        -----
         Total other operating expenses                                   15,656       14,076       12,084
                                                                          ------       ------       ------

         Income before income taxes                                        2,637        5,204        4,324

Income taxes                                                                 830        1,876        1,487
                                                                             ---        -----        -----

         Net income                                                    $   1,807      $ 3,328     $  2,837
                                                                           -----        -----        -----

         Basic earnings per share                                      $    1.20      $  2.26     $   1.96
                                                                            ----         ----         ----
         Diluted earnings per share                                    $    1.14      $  2.16     $   1.90
                                                                            ----         ----         ----
See accompanying notes to consolidated financial statements

                                       15




                            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                          Accumulated
                                                                                             other
                                                   Common                Accumulated     comprehensive  Treasury
(In thousands, except share data)                   stock     Surplus      surplus       (loss) income    stock       Total
                                                   --------------------------------------------------------------------------

Balance at December 31, 2001                         $ 18    $ 20,191    $ 5,323             $ (227)    $ (4,178)   $ 21,127
Comprehensive income:
       Net income                                       -           -      2,837                  -            -       2,837
     Other comprehensive income, net of tax:
      Unrealized appreciation in available-for-sale
      securities, net of reclassification adjustment(1) -           -          -              2,054            -       2,054
                                                                                                                       -----
Total comprehensive income                              -           -          -                  -            -       4,891
Exercise of stock options and related tax benefit       -          90          -                  -            -          90
Dividends declared on common
     stock ($.37 per common share)                      -           -       (535)                 -            -        (535)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                         $ 18    $ 20,281    $ 7,625            $ 1,827    $  (4,178)   $ 25,573
Comprehensive income:
     Net income                                         -           -      3,328                  -            -       3,328
     Other comprehensive loss, net of tax:
      Unrealized depreciation in available-for-sale
      securities, net of reclassification adjustment(1) -           -          -             (2,555)           -      (2,555)
                                                                                                                       -----
Total comprehensive income                              -           -          -                  -            -         773
Dividend reinvestment and stock
     purchase plan (6,397 shares)                       -         176          -                  -            -         176
Exercise of stock options and related tax benefit       -         516          -                  -            -         516
Dividends declared on common
     stock ($.42 per common share)                      -           -       (620)                 -            -        (620)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                         $ 18    $ 20,973   $ 10,333             $ (728)    $ (4,178)   $ 26,418
Comprehensive income:
     Net income                                         -           -      1,807                  -            -       1,807
     Other comprehensive loss, net of tax:
      Unrealized depreciation in available-for-sale
      securities, net of reclassification adjustment(1) -           -          -             (1,083)           -      (1,083)
                                                                                                                       -----
Total comprehensive income                              -           -          -                  -            -         724
Dividend reinvestment and stock
     purchase plan (5,522 shares)                                 197          -                  -            -         197
Exercise of stock options and related tax benefit       1         420          -                  -            -         421
Dividends declared on common
     stock ($.48 per common share)                      -           -       (723)                 -            -        (723)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                         $ 19    $ 21,590   $ 11,417           $ (1,811)    $ (4,178)   $ 27,037
                                                       --      ------     ------              -----        -----      ------

                                                                              Years ended December 31,
                                                                       ---------------------------------------
(In thousands)                                                            2004           2003           2002
                                                                       ---------------------------------------
(1) Disclosure of reclassification amount, net of tax:

     Net unrealized appreciation (depreciation) arising during
       the year, net of tax                                            $    725       $ (2,144)       $ 2,078
     Less: Reclassification adjustment for net gains included
       in net income, net of tax                                          1,808            411             24
                                                                       ---------------------------------------
     Net change in accumulated other comprehensive
      (loss) income, net of tax                                        $ (1,083)      $ (2,555)       $ 2,054
                                                                          -----          -----          -----
--------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   For the years ended December 31,

(In thousands)                                                                       2004          2003       2002
                                                                                -------------------------------------
Cash flows from operating activities:
  Net income                                                                      $  1,807      $  3,328   $  2,837
  Adjustments to reconcile net income to net cash provided by operating activities:
     Provision for loan losses                                                       6,325            60        270
     Depreciation and amortization                                                   1,066         1,001        901
     Amortization of premiums, net of discount accretion                               251         1,703      1,714
     Net gain on sales and calls of securities, held-to-maturity                      (335)            -          -
     Net gain on sales and calls of securities, available-for-sale                  (2,536)         (642)       (37)
     Loans originated for sale, net of proceeds from sales and gains                 1,756        (1,171)       283
     Net deferred loan origination fees                                                 96           126        117
     Earnings on bank owned life insurance                                            (373)         (440)      (370)
     Bank owned life insurance benefit                                                (192)            -          -
     Deferred income taxes                                                          (1,004)          (63)      (388)
     Change in other assets and liabilities:
       Accrued interest receivable                                                    (941)          253       (533)
       Prepaid expenses and other assets                                              (946)          (77)       492
       Accrued expenses and other liabilities                                         (833)          875     (1,143)
                                                                                       ---           ---      -----
         Net cash provided by operating activities                                   4,141         4,953      4,143
                                                                                     -----         -----      -----
Cash flows from investing activities:
     Purchases of securities available-for-sale                                   (621,340)    (606,822)   (734,077)
     Net (purchase) redemption of Federal Home Loan Bank stock                      (1,875)          538       (730)
     Proceeds from sales of securities held-to-maturity                              1,347             -          -
     Proceeds from sales of securities available-for-sale                           67,137        44,624      1,410
     Proceeds from maturities and calls of securities available-for-sale           488,845       524,195    669,183
     Principal repayments on securities available-for-sale                          15,379        35,541     47,404
     Loan originations net of principal repayments                                 (20,469)       (9,828)   (39,286)
     Redemption (purchase) bank owned life insurance, net                              922             -     (1,053)
     Purchase of premises and equipment                                               (732)       (3,227)    (1,502)
                                                                                       ---         -----      -----
         Net cash used in investing activities                                     (70,786)      (14,979)   (58,651)
                                                                                    ------        ------     ------
Cash flows from financing activities:
     Net increase in demand deposit, savings, NOW, and money market deposits        22,871        43,543     67,521
     Net decrease in time deposits                                                 (30,019)      (18,634)   (12,904)
     Net increase (decrease)in federal funds purchased                              27,500             -     (4,500)
     Net increase in other borrowings                                               10,000         6,000          -
     Shares issued under the dividend reinvestment and stock purchase plan             197           176          -
     Exercise of stock options                                                         421           516         90
     Payments for cash dividends                                                      (723)         (620)      (535)
                                                                                       ---           ---        ---
         Net cash provided by financing activities                                  30,247        30,981     49,672
                                                                                    ------        ------     ------
Net (decrease) increase in cash and cash equivalents                               (36,398)       20,955     (4,836)
Cash and cash equivalents at beginning of year                                      46,745        25,790     30,626
                                                                                    ------        ------     ------
Cash and cash equivalents at end of year                                          $ 10,347       $46,745    $25,790
                                                                                    ------        ------     ------
Supplemental disclosure of cash flow information:
-------------------------------------------------
Cash paid during the period for:
     Interest                                                                     $  9,765      $  9,538   $ 10,649
                                                                                     -----         -----     ------
     Income taxes                                                                 $  2,171      $  1,221   $  2,310
                                                                                     -----         -----      -----
Non-cash investing activities:
------------------------------
     Fair value of securities transferred from held-to-maturity to
         available-for-sale                                                       $ 13,454      $      -   $      -
                                                                                    ------           ---        ---

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2004, 2003 and 2002

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

The consolidated financial information included herein combines the results of operations, the assets, liabilities and stockholders' equity of the Company and its wholly-owned subsidiaries for all periods presented. All significant inter-company balances and transactions are eliminated in consolidation. A description of significant accounting policies is presented below.

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

Premiums and discounts on debt and mortgage-backed securities are amortized to expense and accreted to income using a method which approximates the interest method over the remaining period to contract maturity, adjusted for anticipated prepayments. Dividend and interest income are recognized when earned. Realized gains and losses on the sale of securities are included in net gain on sales and calls of securities. The cost of securities sold is based on the specific identification method.

d.   Federal Home Loan Bank Stock

In connection with the Company's ability to borrow from the Federal Home Loan Bank of New York ("FHLB"), the Company is required to purchase shares of FHLB non-marketable equity securities at par. The required amount of investment in FHLB non-marketable equity securities is currently determined daily based upon the Company's level of borrowing activity. Excess investment is redeemed weekly or monthly, depending upon the amount of excess. Dividend income is recognized when earned and included in the consolidated statements of earnings as a component of interest income under the caption "Securities".

e.   Loans, Net

Loans are carried at the principal amount outstanding net of unearned income and fees. Residential real estate loans held-for-sale are carried at the aggregate lower of cost or market value as determined by outstanding commitments from investors. Interest on loans is recognized on the accrual basis. The accrual of income on loans is discontinued when, in management's judgment, collection of principal or interest is uncertain or payments of principal or interest become contractually ninety -days past due. Loans on which the accrual of income has been discontinued are designated as non-accrual loans and income is recognized subsequently only in the period collected. Any accrued but uncollected interest previously recorded on such loans is reversed against interest income of the current period.

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

i.   Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of shares outstanding during the year plus the maximum dilutive effect of stock issuable upon conversion of stock options.

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

m.   401(k) Plan

The Company has a 401(k) Profit Sharing Plan ("401(k) Plan") for all qualified employees. The terms of the 401(k) Plan provide for employee contributions on a pre-tax basis up to the maximum dollar limit set by law in a taxable year. A discretionary matching contribution will be determined each year by the Company. During 2004, 2003 and 2002, the Company's matching contributions were $268,018, $228,528 and $182,806, respectively.

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

                                                                       --------------------------------
                  (Dollars in thousands, except per share data)          2004        2003         2002
                                                                       --------------------------------

                  Net income, as reported                              $ 1,807     $ 3,328     $  2,837
                  Deduct total stock-based employee compensation
                     expense determined under fair-value-based
                        method for all rewards, net of tax                 234         295          157
                                                                           ---         ---          ---
                  Pro forma net income                                   1,573       3,033        2,680
                                                                         -----       -----        -----
                  Earnings per share:
                  Basic                        As Reported                1.20        2.26         1.96
                                               Pro forma                  1.04        2.06         1.85
                  Diluted                      As Reported                1.14        1.98         1.88
                                               Pro forma               $   .99     $  1.97     $   1.79


The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions in fiscal 2004, 2003 and 2002; dividend yield of 1.24%, 1.58% and 1.82%; expected volatility of 48.01%, 48.23% and 48.02%; and risk-free interest rates of 2.74%, 2.64% and 4.36%, respectively. The expected option lives were 4 years for 2004 and 2003, and 5 years for 2002.

o.   Dividend Reinvestment and Stock Purchase Plan

The Company has a dividend reinvestment and stock purchase plan ("Plan"). The Plan provides shareholders of common stock with a means of automatically reinvesting cash dividends in shares of common stock. The Plan also provides certain investors with a systematic and convenient method to purchase shares of common stock through optional cash payments. Since the Company's common stock is currently listed on The NASDAQ National Market(R), the purchase price on each investment date will be equal to the average price of all shares of common stock purchased on the investment date by the Plan Administrator on behalf of the Plan, including the cost of brokerage commissions, if any.

p.   Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(2)  SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities held-to-maturity and available-for-sale at December 31, 2004 and 2003 are as follows:

                                                                      December 31, 2004
                                                     ---------------------------------------------------
                                                                     Gross         Gross
                                                       Amortized   unrealized    unrealized       Fair
              (In thousands)                             cost         gains        losses         value
                                                     ---------------------------------------------------
              Available-for-sale:
              -------------------
              U.S. Government and
                  Agency Obligations                  $ 256,102          61        (2,754)       253,409
              Mortgage-backed securities
                  GNMA                                   22,128         172          (506)        21,794
                  FHLMC                                   1,982          20           (42)         1,960
                  FNMA                                    1,424          29            (1)         1,452
              Municipal obligations                         200           -            (1)           199
                                                        -------         ---         -----        -------
                  Total securities available-for-sale $ 281,836         282        (3,304)       278,814
                                                        -------         ---         -----        -------

                                                                      December 31, 2003
                                                     ---------------------------------------------------
                                                                     Gross         Gross
                                                       Amortized   unrealized    unrealized       Fair
              (In thousands)                              cost        gains        losses         value
                                                     ---------------------------------------------------
              Held-to-maturity:
              -----------------
              Corporate debt                          $  12,474       1,964             -         14,438
                                                         ------       -----            --         ------
                  Total held-to-maturity              $  12,474       1,964             -         14,438
                                                         ------       -----            --         ------
              Available-for-sale:
              -------------------
              U.S. Government and
                  Agency obligations                  $ 176,141         345        (1,292)       175,194
              Mortgage-backed securities
                  GNMA                                   33,669         371          (757)        33,283
                  FHLMC                                   3,743          54           (40)         3,757
                  FNMA                                    2,547          53            (5)         2,595
              Corporate debt                              2,010         135            (7)         2,138
                                                          -----         ---            ---         -----
                  Total securities available-for-sale $ 218,110         958        (2,101)       216,967
                                                        -------         ---        -------       -------

The amortized cost and estimated fair value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      December 31, 2004
                                                   ------------------------
                                                      Available-for-Sale
                                                   ------------------------
                                                      Amortized       Fair
      (In thousands)                                    cost          value
                                                        ----          -----

      Due within one year                             $     200         199
      Due after one year through five years             109,772     108,883
      Due after five years through ten years            139,187     137,454
      Due after ten years                                32,677      32,278
                                                         ------      ------
                                                      $ 281,836     278,814
                                                        -------     -------

At December 31, 2003, the Bank maintained a portfolio of $13.0 million par value of corporate debt securities, consisting of trust preferred securities, pooled trust preferred securities, and subordinated debentures of financial institutions, classified under the provisions of Statement of Financial Accounting Standards No. 115 (SFAS 115) as "held-to-maturity." On March 10, 2004, the Bank complied with an issuer's tender offer which resulted in the recognition of a gain of $335,155, from the redemption of a subordinated debenture with an amortized cost of $1.0 million. On March 10, 2004, as a result of that tender offer, the Bank transferred the remaining corporate debt securities, with an amortized cost of $11.5 million and a market value of $13.5 million from the classification of "held-to-maturity" to "available-for-sale". The Bank's compliance with the issuer's tender offer, and subsequent transfer of held-to-maturity securities to available-for-sale, was done for risk management and strategic planning reasons. On April 1, 2004, the Bank sold the entire corporate debt securities portfolio recognizing a gain of approximately $2.5 million.

Proceeds from the sales of securities available-for-sale totaled approximately $67.1 million, $44.6 million, and $1.4 million during the years ended December 31, 2004, 2003 and 2002, respectively. Gross gains from sales of those securities totaled approximately $2,607,000, $578,000, and $37,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Gross losses from the sale of those securities totaled approximately $97,000 for the year ended December 31, 2004. There were no losses from the sale of those securities for the years ended December 31, 2003 and 2002. Gains realized from called securities available-for-sale totaled approximately $26,000 and $64,000 for the years ended December 31, 2004 and 2003, respectively.

Securities classified as available-for-sale of approximately $95.2 million and $79.0 million were pledged as collateral for FHLB advances at December 31, 2004 and 2003, respectively. In addition, $171.4 million and $131.4 million of available-for-sale securities were pledged for deposits and other purposes as required by law at December 31, 2004 and 2003, respectively.

The following table summarizes the unrealized losses of available-for-sale portfolio as follows:

                                                                       December 31, 2004
                                             ----------------------------------------------------------------------
                                                 Less than 12 months      12 months or longer          Total
                                             ----------------------------------------------------------------------
                                                  Fair   Unrealized        Fair   Unrealized       Fair   Unrealized
              (In thousands)                      Value    Losses          Value    Losses         Value    Losses

     Available-for-sale:
     U.S. Government and
     Agency obligations                      $  179,638    (2,131)        39,514      (623)      219,152    (2,754)
     Mortgage-backed securities                     620        (1)        17,298      (548)       17,918      (549)
     Municipal securities                           199        (1)             -         -           199        (1)
                                                -------     -----         ------     -----       -------     -----
         Total securities available-for-sale $  180,457    (2,133)        56,812    (1,171)      237,269    (3,304)
                                                -------     -----         ------     -----       -------     -----

Unrealized losses on U.S Government and Agency obligations, and mortgage-backed securities, have not been realized into income because the issuer's bonds are of high credit quality and management has the intent and ability to hold those securities for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates from the date of purchase. The fair value is expected to recover as the securities approach their maturity dates and or market rates decline.



(3)  LOANS, NET

Loans, net are summarized as follows:
                                                                        December 31,
                                                 ------------------------------------------------------------
       (Dollars in thousands)                                2004                               2003
                                                 ------------------------------------------------------------
     Loans held-for-sale:
        Residential real estate loans             $      604        100.0 %            $    2,360    100.0 %
                                                         ---                                -----
     Loans, net:
        Commercial and industrial loans           $   46,414         18.9 %            $   42,723     18.5 %
        Commercial real estate loans                 170,149         69.2                 145,084     63.0
        Residential real estate loans                  3,240          1.3                       -        -
        Automobile loans                              24,127          9.8                  41,158     17.9
        Consumer loans                                 1,875          0.8                   1,381      0.6
                                                       -----          ---                   -----      ---
                                                     245,805        100.0 %               230,346    100.0 %
        Less:
           Unearned income                            (1,342)                              (3,328)
           Deferred fees, net                           (986)                                (890)
           Allowance for loan losses                  (5,591)                              (2,290)
                                                       -----                                -----
           Total loans, net                       $  237,886                           $  223,838
                                                     -------                              -------

The Company grants commercial and industrial loans as well as commercial mortgages and consumer loans in Nassau and Suffolk counties and in Kings County, New York. A portion of the Company's loan portfolio is concentrated in commercial loans and business revolving lines of credit, which are secured or partially secured by accounts receivable, inventory and other assets. Those loans comprise approximately 18.9% and 18.5% of the portfolio at December 31,
2004 and 2003, respectively. The Company's commercial loan borrowers are generally small local businesses whose cash flows and ability to service debt are susceptible to changes in economic conditions. Accordingly, the deterioration of local economic conditions could increase the credit risk associated with that segment of the portfolio.

Since 2000, the Bank has maintained a program of making non-recourse loans to a local automobile leasing company (the "third party") and received as security an assignment of each individual lease and a collateral interest in each automobile. The third party, in addition to providing complete servicing of the portfolio, was obligated for the repayment of the entire principal balance of each loan at the time each individual lease terminated. In March, 2004, the Bank learned that, due to liquidity issues and financial difficulties, the third party would not have the ability to fulfill its obligations and ceased origination of non-recourse loans to the automobile leasing company.

The Bank continued to closely monitor issues concerning the third party's performance. The Bank, acting collectively with nine other bank lenders to the third party, utilized internal resources and consulted with the third party enabling the third party to engage the services of experienced industry professionals, to ensure the performance of the servicing of the portfolio, and obtain the timely and orderly disposition of the collateral. The Bank believes the course of action taken during 2004, along with the cooperation of the other nine banks, stabilized the portfolio and will ultimately lead to maximizing the value of disposed collateral.

At December 31, 2004, the automobile loan portfolio consisted of 1,110 loans with balances aggregating $22.8 million. Automobile loans represented 9.4% of the Bank's loan portfolio, net of unearned income and deferred fees. Approximately 85% of the automobile loan balances mature by December 2006. Delinquencies at December 31, 2004, consisted of eight loans, 30-89 days past due, representing $198,712, or .9% of the portfolio, and three loans, aggregating $89,313, or .4% of the portfolio, greater than 90 days past due. Those three loans are classified non-accrual at December 31, 2004. Since the portfolio was underwritten to lessees of high credit quality, those delinquency statistics remain favorable and are in line with the Bank's expectations.

The Bank continues to recognize losses related to the shortfall between the principal balance of loans and the collateral value realized upon termination of the leases. The extent to which the Bank will suffer loss will depend to a large extent on future market conditions of used automobiles combined with the success of the third party's national remarketing servicer's efforts. Based upon the

Bank's continued assessment of the portfolio and review of collateral disposition activity in 2004, the Bank made provisions for loan losses in 2004 of $6.3 million. Total charge-offs, relating to the automobile loan portfolio, amounted to $2.9 million in 2004, on gross loans of $17.0 million.

The Bank incurred operating expenses relating to the automobile loan portfolio of $1.4 million for 2004. Those expenses include expenses for legal services, portfolio servicing and administration, collateral perfection, verification and disposition, and audit and accounting services. While the Bank expects to incur future operating expenses related to the automobile loan portfolio, it expects those expenses to decrease as the portfolio matures. Operating costs for the automobile loan portfolio are expensed when incurred and recorded in "automobile loan expense" in the consolidated statements of earnings.

At December 31, 2004 and 2002, there were 3 loans and 2 loans, respectively, with an aggregate remaining balance of approximately, $89,000 and $307,000, respectively, on which the accrual of interest had been discontinued. The impact of such non-accrual loans on the Company's interest income for the years ended December 31, 2004 and 2002 was not significant.

The Company's recorded investment in loans that are considered impaired totaled $280,000, $293,000 and $544,000 at December 31, 2004, 2003 and 2002,
respectively. No corresponding impairment reserve is required. The average recorded investment in impaired loans was $222,000, $261,000 and $551,000 in 2004, 2003 and 2002, respectively. Interest on all impaired loans remains current under the extended terms. The impact of such impaired loans on the Company's interest income for the years ended December 31, 2004, 2003, and 2002 was not significant.

Loans to related parties include loans to directors of the Company and their related companies. Such loans are made in the ordinary course of business on substantially the same terms as loans to other individuals and businesses of comparable risks. The following analysis shows the activity of related party loans:

                                                           For the years ended December 31,
                                                           --------------------------------
                (In thousands)                                     2004          2003
                                                           --------------------------------
                Balance at beginning of year                   $   4,166     $   4,102
                New loan and additional disbursements              3,149           918
                Repayments                                        (1,701)         (854)
                                                                   -----           ---
                Balance at end of year                         $   5,614     $   4,166
                                                                   -----         -----

(4)  ALLOWANCE FOR LOAN LOSSES

An analysis of the changes in the allowance for loan losses account is as follows:

                                                                For the years ended December 31,
                                                        --------------------------------------------
                (In thousands)                             2004              2003             2002
                                                        --------------------------------------------
                Balance at beginning of year            $  2,290          $  2,346          $ 2,028
                Provision for loan losses                  6,325                60              270
                Charge-offs:
                    Commercial and industrial loans         (149)             (109)             (20)
                    Automobile loans                      (2,891)                -                -
                    Consumer loans                             -               (32)             (19)
                                                           -----                --               --
                    Total charge-offs                     (3,040)             (141)             (39)
                                                           -----               ---               --
                Recoveries:
                    Commercial and industrial loans           10                20               75
                    Automobile loans                           5                 -                -
                    Consumer loans                             1                 5               12
                                                               -                 -               --
                         Total recoveries                     16                25               87
                                                              --                --               --
                Net (charge-offs) recoveries              (3,024)             (116)              48
                                                           -----               ---               --
                Balance at end of year                  $  5,591          $  2,290          $ 2,346
                                                           -----             -----            -----

(5)  PREMISES AND EQUIPMENT

A summary of premises and equipment at cost, less accumulated depreciation and amortization are as follows:

                                                  December 31
                                           ------------------------
      (In thousands)                           2004           2003
                                           ------------------------

      Land                                 $    858       $    858
      Leasehold improvements                  1,825          1,823
      Buildings                               1,408          1,187
      Furniture, fixtures
          and equipment                       7,044          6,535
                                              -----          -----
                                             11,135         10,403
      Less accumulated depreciation
          and amortization                   (5,713)        (4,647)
                                              -----          -----
                                           $  5,422       $  5,756
                                              -----          -----

Depreciation and amortization charged to operations for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $1.1 million, $1.0 million, and $901,000, respectively.

(6)  DEPOSITS

The Bank offers a variety of savings, NOW accounts, money market accounts and time deposits. The Bank offers time deposits, with balances of $100,000 or more, at competitive rates and also offers Individual Retirement Accounts and other qualified plan accounts. The Bank solicits deposit accounts from small businesses, professional firms, households, and government institutions located throughout its market area. The Bank does not use brokers to obtain deposits. All deposit accounts are insured under the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to the maximum limits permitted by law.

At December 31, 2004, the Bank had outstanding approximately $9.9 million in time deposits, $100,000 or more, maturing as follows:

                  For the year ended December 31, 2004
           -------------------------------------------
                                        (In thousands)
           3 months or less                    $ 3,296
           Over three through six months           813
           Over six through 12 months            3,436
           Over 12 months                        2,318
                                                 -----
           Total                               $ 9,863
                                                 -----

The aggregate amount of overdrawn deposit balances reclassified as loans was $1.3 million and $791,000 at December 31, 2004 and 2003, respectively.

Included in NOW and money market deposits, at December 31, 2004 and 2003, were approximately $58.6 million and $71.8 million, respectively, of seasonal municipal deposits.

(7)  BORROWED FUNDS

The Company enters into sales of securities under agreements to repurchase (repurchase agreements). Those are fixed coupon agreements, which are treated as financing transactions, and the obligations to repurchase are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreements remains in the asset account. During the period of the agreement, the securities are delivered to either a third-party, or directly to the broker, who holds the collateral until maturity. There were no outstanding repurchase agreements at December 31, 2004 and 2003. Repurchase agreements averaged approximately $17.0 million, and $178,000, for the years ended December 31, 2004 and 2003, respectively. The maximum amount of repurchase agreements outstanding at any month end in 2004 was $49.2 million. There were no repurchase agreements outstanding at the end of any month in 2003.

There were $27.5 million in federal funds purchased at December 31, 2004. There were no federal funds purchased at December 31, 2003. Federal funds purchased averaged approximately $34.7 million, $12.0 million, and $2.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. The maximum amount outstanding at the end of any month was $63.3 million, $25.0 million, and $12.8 million, respectively, for the years ended December 31, 2004, 2003 and 2002.

Included in federal funds purchased, the Bank has available overnight and one month lines of credit with the FHLB of $63.5 million, which enable it to borrow funds on a secured basis. At December 31, 2004, the Bank's other borrowings consisted of $71.0 million of convertible and medium term advances from the FHLB. The convertible feature of those advances allows the FHLB to convert those advances into replacement funding on a specified date and then quarterly thereafter, for the same or lesser principal amount, based on any advance offered by the FHLB, at current market rates. If the FHLB elects to convert those advances, the Bank may repay any portion of the advances without penalty. Those convertible and medium term advances are secured by various mortgage-backed securities, callable U.S. agency securities, and certain qualifying commercial real estate loans. Convertible and medium term advances outstanding at December 31, 2004 and 2003 are as follows:

December 31, 2004                      Principal       Rate             Call Date          Maturity Date
-----------------                     -------------------------------------------------------------------
Convertible advance                $   14,000,000      5.49  %           2/19/2005            2/19/2008
Convertible advance                    15,000,000      4.59              1/21/2005            1/21/2009
Convertible advance                     5,000,000      2.24               2/3/2006             2/3/2009
Convertible advance                    14,000,000      4.97              1/19/2005            1/19/2011
Convertible advance                     3,000,000      4.11             12/12/2005           12/12/2011
Convertible advance                    10,000,000      2.64              5/28/2008            5/28/2013
Medium term advance                    10,000,000      2.37                      -            4/14/2006
                                       ----------
Total                              $   71,000,000
                                       ----------

December 31, 2003                      Principal       Rate            Call Date           Maturity Date
-----------------                     -------------------------------------------------------------------
Convertible advance                $   14,000,000      5.49  %           2/19/2004            2/19/2008
Convertible advance                    15,000,000      4.59              1/21/2004            1/21/2009
Convertible advance                    14,000,000      4.97              1/20/2004            1/19/2011
Convertible advance                     3,000,000      4.11             12/12/2005           12/12/2011
Convertible advance                    10,000,000      2.64              5/28/2008            5/28/2013
Medium term advance                     5,000,000      3.99                      -           12/13/2004
                                        ---------
Total                              $   61,000,000
                                       ----------

(8)  SUBORDINATED DEBENTURES


The Company adopted FIN 46(R) at December 31, 2003. Under the provisions of FIN 46(R), the Company deconsolidated LIF Statutory Trust I, a subsidiary trust. As a result, the Company accounted for its investment in the trust as an asset, its subordinated debentures as a liability, and the interest paid on those debentures as interest expense. Also, as permitted by FIN 46(R), prior period presentations have been restated to conform to the current presentation.

On September 7, 2000, the Company issued $7,732,000 of subordinated debentures to LIF Statutory Trust I, a Connecticut grantor business trust. Those subordinated debentures, bear an interest rate of 10.60% and are due September 7, 2030. The Company has fully and unconditionally guaranteed the subordinated debentures. LIF Statutory Trust I was formed for the exclusive purpose of purchasing the subordinated debentures from the Company and has received a common stock investment from the Company of approximately $232,000. The Subordinated Debentures are pre-payable, in whole or in part, at the Company's option on or after September 7, 2010 at declining premiums to maturity. Proceeds totaling approximately $7.2 million are being used for general corporate purposes.

The balance outstanding on the Subordinated debentures was $7,732,000 at December 31, 2004 and 2003. The costs associated with the subordinated debentures issued have been capitalized and are being amortized using the interest method over a period of ten years. Distributions on the subordinated debentures are payable semi-annually and are reflected in the consolidated statements of earnings as a component of interest expense under the caption "Subordinated debentures."

(9)  INCOME TAXES

Income tax expenses are summarized as follows:

                                   For the years ended December 31,
                                   --------------------------------
       (In thousands)                 2004        2003       2002
                                   --------------------------------

       Current
            Federal                $ 1,632      $  1,688    $1,633
            State and local            202           251       242
                                       ---           ---       ---
                                     1,834         1,939     1,875
                                     -----         -----     -----
       Deferred
            Federal                   (893)          (56)     (343)
            State                     (111)           (7)      (45)
                                       ---             -        --
                                    (1,004)          (63)     (388)
                                     -----            --       ---
       Income tax expense          $   830      $  1,876    $1,487
                                       ---         -----     -----

The effective income tax rates for the years ended December 31, 2004, 2003 and 2002 were 31.5%, 36.0% and 34.4%, respectively. The reconciliation between the statutory Federal income tax rate and the effective tax rate is as follows:

                                              For the years ended December 31,
                                              --------------------------------
                                                  2004        2003       2002
                                              --------------------------------

   Tax on income at statutory rate                34.0 %      34.0 %     34.0%
   Tax effects of:
        State income tax, net of federal
            income tax benefit                     1.9         3.1        3.0
        Bank owned life insurance                 (6.3)       (2.8)      (2.1)
        Other, net                                 1.9         1.7        (.5)
                                                   ---         ---         --
   Tax at effective rate                          31.5 %      36.0 %     34.4%
                                                  ----        ----       ----

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                        December 31,
                                                 -------------------------
     (In thousands)                                 2004            2003
                                                 -------------------------
     Deferred tax assets:
          Allowance for loan losses               $ 1,922           $ 635
          Deferred compensation                       351             298
          Unrealized depreciation in
              available-for-sale securities         1,211             415
          Other                                         8              21
                                                        -              --
     Gross deferred tax assets                      3,492           1,369
                                                    -----           -----
     Deferred tax liabilities:
          Depreciation                               (323)              -
                                                      ---              --
     Gross deferred tax liabilities                  (323)              -
                                                      ---              --
          Net deferred tax asset                  $ 3,169         $ 1,369
                                                    -----           -----

At December  31, 2004,  management  believes it is more likely than not that the consolidated results of future operations of the Company will generate sufficient taxable income to realize the deferred tax assets of the Company and therefore a valuation allowance against the gross deferred tax assets is not considered necessary.

As of January 1, 2004, the Bank had exceeded the threshold of $500 million in average assets and is required to recapture, for federal tax purposes, its bad debt reserve. The Bank is recapturing the bad debt reserve over a four-year recapture period and has previously provided for the taxes relating to this recapture. Subsequent to January 1, 2004, the Bank is on a specific charge-off method for federal tax purposes.

(10) REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements by Federal banking agencies. The risk based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under those guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk weighted assets and off-balance sheet items. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Company's financial statements. As of December 31, 2004, the most recent notification from the federal banking regulator categorized the Company as well capitalized under the regulatory framework for prompt corrective action. Under the capital adequacy guidelines, a well capitalized institution must maintain a minimum total risk based capital to total risk weighted assets ratio of at least 10%, a minimum Tier 1 capital to total risk weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement or directive. There are no conditions or events since such notification that management believes have changed this classification.

The following tables set forth the regulatory capital at December 31, 2004 and 2003, under the rules applicable at such dates. At such dates, management believes that the Company and the Bank meet all capital adequacy requirements to which they are subject.

                                                                        December 31, 2004
                                                    ---------------------------------------------------------
                                                              Actual                   Regulatory Minimum
                                                    ---------------------------------------------------------
(Dollars in thousands)                               Amount           Ratio           Amount         Ratio
                                                    ---------------------------------------------------------

Tier 1 Leverage Ratio
  (Tier 1 capital to quarterly average assets)
     The Company                                    $  36,348         6.62 %            21,957         4.00 %
     The Bank                                          31,967         5.83              21,939         4.00
Tier 1 Risk-based Capital Ratio
  (Tier 1 capital to risk weighted assets)
     The Company                                       36,348        11.52              12,619         4.00
     The Bank                                          31,967        10.15              12,601         4.00
Total Risk-based Capital Ratio
  (Total risk-based capital to risk weighted assets)
     The Company                                       40,312        12.78              25,238         8.00
     The Bank                                          35,926        11.40              25,203         8.00

                                                                        December 31, 2003
                                                    ---------------------------------------------------------
                                                              Actual                   Regulatory Minimum
                                                    ---------------------------------------------------------
(Dollars in thousands)                               Amount           Ratio           Amount         Ratio
                                                    ---------------------------------------------------------
Tier 1 Leverage Ratio
  (Tier 1 capital to quarterly average assets)
     The Company                                    $  34,646         7.10 %            19,506         4.00 %
     The Bank                                          29,552         6.06              19,496         4.00
Tier 1 Risk-based Capital Ratio
  (Tier 1 capital to risk weighted assets)
     The Company                                       34,646        11.36              12,203         4.00
     The Bank                                          29,552         9.70              12,186         4.00
Total Risk-based Capital Ratio
  (Total risk-based capital to risk weighted assets)
     The Company                                       36,936        12.11              24,406         8.00
     The Bank                                          31,842        10.45              24,373         8.00


(11) LEASE COMMITMENTS

The Company has obligations under a number of non-cancelable leases on properties used for banking purposes. Rental expense for the years ended December 31, 2004, 2003, and 2002 was approximately $1.1 million, $908,000, and $762,000, respectively. Minimum annual rentals, exclusive of taxes and other charges, under operating leases are summarized as follows:

                  Years ending December 31,           Amount
                  -------------------------------------------
                                  (In thousands)
                          2005                     $   1,122
                          2006                         1,095
                          2007                         1,031
                          2008                           903
                          2009                           833
                       Thereafter                      6,572
                                                       -----
                          Total                    $  11,556
                                                      ------

(12) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth as follows:

                                                December 31, 2004                    December 31, 2003
                                          ----------------------------------------------------------------
                                             Carrying       Estimated            Carrying        Estimated
(In thousands)                                 Value       Fair Value              Value        Fair Value
                                          ----------------------------------------------------------------

Cash and due from banks                   $    10,310          10,310         $    21,447           21,447
Interest earning deposits                          37              37                  98               98
Federal funds sold                                  -               -              25,200           25,200
Securities held-to-maturity                         -               -              12,474           14,438
Securities available-for-sale                 278,814         278,814             216,967          216,967
Federal Home Loan Bank Stock, at cost           4,925           4,925               3,050            3,050
Loans, held-for-sale                              604             604               2,360            2,400
Loans, net of unearned income
     and deferred fees                        243,477         244,665             226,128          228,226
Accrued interest receivable                     3,342           3,342               2,401            2,401
Bank owned life insurance                       7,779           7,779               8,213            8,213
Deposits:
     Demand, savings, NOW and
        money market deposits                 349,527         349,527             326,656          326,656
     Time deposits, $100,000 or more,
        and other time deposits                68,768          67,366              98,787           97,249
Federal funds purchased and
  securities sold under agreements
     to repurchase                             27,500          27,500                   -                -
Other borrowings                               71,000          68,841              61,000           58,677
Subordinated debentures                         7,732           7,197               7,732            7,344


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

Deposits

All deposits, except certificates of deposit, are subject to rate changes at any time, and therefore are considered to be carried at estimated fair value. The fair value of time deposits was estimated by computing the present value of contractual future cash flows for each time deposit. The present value rate utilized was the rate offered by the Company at the date of estimation on certificates with an initial maturity equal to the term of the existing certificates.

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

The commitments existing at December 31, 2004 and 2003 would be offered at substantially the same rates and under substantially the same terms that would be offered by the Company at December 31, 2004 and 2003 to the counter parties, therefore, the carrying value of existing commitments is considered to be equivalent to the estimated fair value.

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

(13) EARNINGS PER SHARE RECONCILIATION

The following table is the reconciliation of basic and diluted earnings per share as required under SFAS No.128 for the years ended December 31, 2004, 2003 and 2002:

(In thousands, except share and per share amounts)                           2004           2003          2002
                                                                        ------------------------------------------

              Net income available to common shareholders               $     1,807    $     3,328   $     2,837
              Total weighted average common shares outstanding            1,505,706      1,472,263     1,444,791
              Basic earnings per common share                           $      1.20    $      2.26   $      1.96
                                                                               ----           ----          ----

              Total weighted average common shares outstanding            1,505,706      1,472,263     1,444,791
              Effect of dilutive securities:  Stock Options                  77,732         70,504        50,849
                                                                             ------         ------        ------
              Total average common and common equivalent shares           1,583,438      1,542,767     1,495,640
              Diluted earnings per common share                         $      1.14    $      2.16   $      1.90
                                                                               ----           ----          ----


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

The Company's exposure to credit loss for commitments to extend credit and unused lines of credit in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those commitments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

                                                                     Contract Amounts
                                                        -------------------------------------------
                                                        December 31, 2004         December 31, 2003
                                                        -------------------------------------------
(In thousands)                                              Variable                  Variable
                                                        -------------------------------------------
Financial instruments whose contract amounts
     represent credit risk:
         Commitments to extend credit                      $    7,638                $    8,886
         Unused lines of credit                                43,017                    39,446
                                                               ------                    ------
                                                           $   50,655                $   48,332
                                                               ------                    ------

Commitments to extend credit and lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment letter or loan note. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments and lines of credit are expected to expire without being drawn upon, the total commitment and unused lines of credit amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

b.   Obligations Under Guarantees

As of December 31, 2004, the Company had issued guarantees in the form of standby letters of credit. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The guarantees are generally extended for a term of one year, and are secured in a manner similar to existing extensions of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. For each guarantee issued, the Company would have to perform under the guarantee if the customer defaults on a payment. The Company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company has recorded such guarantees at their respective fair values as an "other liability". The following table summarizes the Company's standby letters of credit at December 31, 2004:

-------------------------------------------------------------------------------------------------------------------
                          Expire within    Expire after    Total outstanding           Maximum potential amount of
(in thousands)              one year         one year           amount                       future payments
-------------------------------------------------------------------------------------------------------------------
Standby letters of credit     $ 973          $   -              $ 973                             $ 973
-------------------------------------------------------------------------------------------------------------------

c.   Securities

At December 31, 2004, the Bank had no outstanding commitments to purchase investment securities.

d.   Other Matters

The Company is required to maintain balances with the Federal Reserve Bank of New York for reserve and clearing requirements. The amount of this reserve requirement is $450,000 at December 31, 2004.

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Management believes that the resolution of any pending or threatened litigation will not have a material effect on the Company's financial statements.

(15) STOCK OPTION & EMPLOYEE BENEFIT PLANS

a.   Stock Option Plan

The Long Island Financial Corp. 1998 Stock Option Plan (the Stock Option Plan) currently authorizes the granting of options to purchase 330,000 shares of common stock of the Company. All officers and other employees of the Company and directors of the Company are eligible to receive awards under the Stock Option Plan. Options under this plan are either non-statutory stock options or incentive stock options. Each option entitles the holder to purchase one share of the Common Stock at an exercise price equal to the fair market value on the date of grant. At December 31, 2004, 58,858 options to purchase shares of common stock are available for future grants. Option transactions for the years ended December 31, 2004, 2003 and 2002 are as follows:

                                                                     Number of Shares of


                                                                              Non           Weighted
                                                      Incentive            Qualified         Average
                                                        Stock             Options to        Exercise
                                                       Options             Directors          Price

Balance outstanding at December 31, 2001                57,000               94,500            $12.46
     Granted                                            15,500                9,800             16.95
     Forfeited                                               -                    -                 -
     Exercised                                               -                6,300             12.43
                                                        ------               ------             -----
Balance Outstanding at December 31, 2002                72,500               98,000            $13.11
     Granted                                            32,250               32,500             25.00
     Forfeited                                             500                    -             15.57
     Exercised                                           1,750               33,938             12.89
                                                         -----               ------             -----
Balance outstanding at December 31, 2003               102,500               96,562            $17.01
     Granted                                            20,584               10,008             38.00
     Forfeited                                           1,000                    -             38.00
     Exercised                                           4,350               15,295             15.00
                                                         -----               ------             -----
Balance Outstanding at December 31, 2004               117,734               91,275             20.17

Options exercisable at December 31, 2004                76,016               62,151            $16.35

The following table summarizes information about stock options outstanding at December 31, 2004:

                                             Weighted
                                              Average
                          Number             Remaining      Weighted                             Weighted
   Range of             of Options       Contractual Life    Average             Options          Average
    Exercise          Outstanding at        of Options      Exercise         Exercisable at      Exercise
     Price           December 31, 2004     Outstanding        Price         December 31, 2004      Price
-----------------------------------------------------------------------------------------------------------
$10.88 - $12.50            81,217             4.21 years     $12.28               81,217          $12.28
$13.50 - $16.95            37,850             6.63            15.48               25,430           15.22
$25.00 - $38.00            89,942             8.41            29.28               31,520           27.77
-----------------------------------------------------------------------------------------------------------
$10.88 - $38.00           209,009             6.46 years     $20.17              138,167          $16.35


b.   Bank Owned Life Insurance

Life insurance benefits are provided to certain executive officers and Directors of the Company. As a result, bank owned life insurance is carried at its cash surrender value as an asset in the consolidated balance sheets. Increases in the cash surrender value of the insurance are reflected as other operating income, and the related mortality expense is recognized as salaries and employee benefits in the consolidated statements of earnings.

In conjunction with the death of the Company's Chairman, the Company received proceeds of $922,000 from the redemption of related bank owned life insurance. Included in those proceeds was a non taxable insurance benefit payment in the amount $192,000.

c.   Change-in-Control Arrangements

Certain executive officers have arrangements that provide for the payment of a multiple of base salary, should a change in control, as defined, occur. These payments are limited under guidelines for deductibility pursuant to the Internal Revenue Code.

d.   Director and Executive Officer Incentive Retirement Plan

In March 1999, the Company adopted the Director and Executive Officer Incentive Retirement Plan to provide directors and certain executive officers with an incentive to remain with the Company. Pursuant to the plan, the Company pays into a deferral account annually a percentage of fees earned or annual base compensation. The amount paid into each deferral account is determined annually by the Board of Directors.

(16) CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The earnings or losses of subsidiaries are recognized by the Company using the equity method of accounting. Accordingly, undistributed earnings or losses of the subsidiaries are recorded as increases or decreases in the Company's investment in the subsidiaries. The following are the condensed financial statements of the Company as of and for the years ended December 31, 2004 and 2003.

                            CONDENSED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                  December 31,
                                                                          -------------------------
                                                                            2004              2003
                                                                          -------------------------
Assets:
Cash and cash equivalents                                               $   4,505        $    4,321
Investment in subsidiaries                                                 30,210            28,831
Other assets                                                                  513             1,466
                                                                              ---             -----
     Total assets                                                          35,228            34,618
                                                                           ------            ------
Liabilities and Stockholders' Equity:
Other liabilities                                                             459               468
Subordinated debentures                                                     7,732             7,732
Stockholders' equity                                                       27,037            26,418
                                                                           ------            ------
     Total liabilities and stockholders' equity                         $  35,228        $   34,618
                                                                           ------            ------

                        CONDENSED STATEMENTS OF EARNINGS
-------------------------------------------------------------------------------------------------------------------

(in thousands)                                                                For the years ended December 31,
                                                                            -----------------------------------
                                                                            2004              2003        2002
                                                                            -----------------------------------

Dividends received from subsidiaries                                     $      -        $        -    $  3,000
Interest income                                                                63                50          57
                                                                               --                --          --
         Total income                                                          63                50       3,057

Subordinated debt                                                             832               829         824
Other operating expenses                                                       71                62          84
                                                                               --                --          --
         Total expenses                                                       903               891         908

(Loss) income before income tax benefit and equity in
       undistributed earnings of subsidiaries                                (840)             (841)      2,149
Income tax benefit                                                            294               315         326
                                                                              ---               ---         ---

(Loss) income before equity in undistributed earnings of the subsidiaries    (546)             (526)      2,475
Equity in undistributed earnings of subsidiaries                            2,353             3,854         362
                                                                            -----             -----         ---

         Net income                                                      $  1,807        $    3,328    $  2,837
                                                                            -----             -----       -----


                       CONDENSED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------

(in thousands)                                                                For the years ended December 31,
                                                                            -----------------------------------
                                                                            2004              2003        2002
                                                                            -----------------------------------

Cash flows from operating activities:

Net income                                                               $  1,807       $     3,328    $  2,837
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
     Equity in the undistributed earnings of subsidiaries                  (2,353)           (3,854)       (362)
     Change in other assets and liabilities:
           Other assets                                                       844              (516)       (306)
           Other liabilities                                                   (9)               29          40
                                                                                -                --          --
              Net cash provided by (used in) operating activities             289            (1,013)      2,209
                                                                              ---             -----       -----

Cash flows from financing activities:

     Payments for cash dividends                                             (723)             (620)       (535)
     Exercise of stock options                                                421               516          90
     Shares issued under dividend reinvestment
         and stock purchase plan                                              197               176           -
                                                                              ---               ---          --
              Net cash (used in) provided by financing activities            (105)               72        (445)
                                                                              ---                --         ---

              Net increase (decrease) in cash and cash equivalents            184              (941)      1,764
                                                                              ---               ---       -----
     Cash and cash equivalents at beginning of year                         4,321             5,262       3,498
                                                                            -----             -----       -----
     Cash and cash equivalents at the end of the year                    $  4,505       $     4,321    $  5,262
                                                                            -----             -----       -----

(17) RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 123 (Revised 2004), Share-Based Payment. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured on the fair value of the equity or liability instruments issued. FAS No. 123 (Revised 2004) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123 (Revised 2004) on July 1, 2005 and is currently evaluating the impact the adoption of the standard will have on the Company's consolidated statements of earnings.

At December 31, 2003, the Company adopted FIN No. 46(R), "Consolidation of Variable Interest Entities." FIN No. 46, as revised in December, 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportionate to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. In accordance with the provisions of FIN No. 46(R), the Company deconsolidated a special purpose entity formed for the purpose of issuing Subordinated debentures. The deconsolidation of that subsidiary resulted in certain reclassifications of the consolidated balance sheets and consolidated statements of earnings but had no effect on net income. Those reclassifications have been made to prior year's amounts to conform them to the current year's presentation.

In March 2004, the SEC issued Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan Commitments." SAB No. 105 clarifies certain provisions of SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amended portions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and is effective for periods following June 30, 2004. Together, SAB No. 105 and SFAS No. 149 provide guidance with regard to accounting for loan commitments. Under SAB No. 105 and SFAS No. 149, loan commitments relating to the origination of mortgage loans that will be held for sale shall be accounted for as derivative instruments by the issuer of the commitment. The adoption of SFAS No. 149 on April 1, 2004, did not have any impact on the Company's consolidated financial statements, as the Company has determined that the loan commitments relating to the origination of the mortgage loans held-for-sale outstanding as of December 31, 2004 do not constitute a derivative instrument and therefore do not fall under the scope of SFAS 149. Such loans are originated and sold simultaneously to an institutional investor and therefore do not carry any inherent interest rate risk.

In March 2004, the FASB ratified Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain
Investments," ("EITF 03-1"), which provides guidance on recognizing other-than-temporary impairments on certain investments. EITF 03-1 is effective for other-than-temporary impairment evaluations for investments accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as well as non-marketable equity securities accounted for under the cost method for reporting periods beginning after June 15, 2004. On September 30, 2004, the FASB directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. This delay will be superseded concurrent with the final issuance of FASB Staff Position EITF 03-1-a. During the period of delay, the Company continues to apply the relevant "other-than-temporary" guidance under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."



                            QUARTERLY FINANCIAL DATA
                                   (UNAUDITED)


The following is a summary of financial  data by quarter end for the years ended
December 31, 2004 and 2003:


                                                 2004                                           2003
                            -----------------------------------------------------------------------------------------
                               1st        2nd        3rd        4th             1st       2nd        3rd        4th
                             Quarter    Quarter    Quarter    Quarter        Quarter   Quarter    Quarter     Quarter
                            -----------------------------------------------------------------------------------------
                                                            (In thousands, except share data)
Selected Operating Data:

Interest income             $  6,349      6,631      6,895      6,850       $  6,098     5,932      5,848       6,136
Interest expense               2,217      2,225      2,362      2,501          2,393     2,360      2,175       2,164
                               -----      -----      -----      -----          -----     -----      -----       -----
Net interest income            4,132      4,406      4,533      4,349          3,705     3,572      3,673       3,972
Provision for loan losses        500      5,000         75        750             60        -          -           -
                                 ---      -----         --        ---             --        --         --          --
Net interest income/(loss)
    after provision for
     loan losses               3,632      (594)      4,458      3,599          3,645     3,572      3,673       3,972
Other operating income         1,671      3,533        995        999            948     1,063      1,136       1,271
Other operating expenses       3,983      4,428      3,638      3,607          3,349     3,419      3,575       3,733
                               -----      -----      -----      -----          -----     -----      -----       -----
Income/(loss) before
     income taxes              1,320    (1,489)      1,815        991          1,244     1,216      1,234       1,510
Income tax/(benefit)             399      (592)        664        359            446       434        440         556
                                 ---      ----         ---        ---            ---       ---        ---         ---
Net income/(loss)           $    921      (897)      1,151        632       $    798       782        794         954
                                 ---       ---       -----        ---            ---       ---        ---         ---

Basic earnings/(loss)
    per share               $   0.61      (0.60)      0.76       0.42       $    .55       .53        .54         .64
                                ----       ----       ----       ----            ---       ---        ---         ---
Diluted earnings/(loss)
    per share               $   0.58      (0.56)      0.73       0.40       $    .53       .51        .51         .61
                                ----       ----       ----       ----            ---       ---        ---         ---

Basic weighted average
    common shares
     outstanding           1,498,528  1,503,606  1,508,636  1,511,953      1,449,530 1,471,263  1,481,347   1,486,405
Diluted weighted average
    common shares
     outstanding           1,584,728  1,588,510  1,580,404  1,585,147      1,513,895 1,547,694  1,555,731   1,560,789

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Stockholders And Board of Directors of Long Island Financial Corp.:

We have audited the accompanying consolidated balance sheets of Long Island Financial Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Long Island Financial Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with United States generally accepted accounting principles.


/s/ KPMG LLP


New York, New York
March 11, 2005

Capital Stock

The common stock of Long Island Financial Corp. trades on The NASDAQ National Market(R) under the symbol LICB. The following table shows the high and low sales price of the common stock and the dividends declared during the period indicated in 2004 and 2003.

                                                          Dividends
                                  High          Low       Declared
                                 ----------------------------------


      2004
              1st Quarter        $ 46.69       $ 29.00       $ 0.12
              2nd Quarter        $ 41.40       $ 33.20       $ 0.12
              3rd Quarter        $ 41.00       $ 29.50       $ 0.12
              4th Quarter        $ 39.50       $ 29.25       $ 0.12


      2003
              1st Quarter        $ 27.25       $ 22.56       $ 0.10
              2nd Quarter        $ 31.50       $ 26.60       $ 0.10
              3rd Quarter        $ 30.50       $ 26.50       $ 0.10
              4th Quarter        $ 31.49       $ 26.57       $ 0.12




At December 31, 2004, there were approximately 328 shareholders of record not including the number of persons or entities holding stock in nominee or street name though various brokers and banks. There were 1,513,478 shares of common stock outstanding at December 31, 2004.








A copy of the Form 10-K as filed with the Securities and Exchange Commission and
the  Company's  Code  of  Ethics  and  Business   Conduct  may  be  obtained  by
stockholders without charge upon written request to;

Thomas Buonaiuto Vice President, Secretary & Treasurer
Long Island Financial Corp.
1601 Veterans Memorial Highway, Suite 120
Islandia, NY 11749.